PROSPECTUS
                                2,600,000 Shares
                                 DATALINK LOGO

                                  Common Stock
                               ------------------

     All of the 2,600,000 shares of Common Stock offered hereby are being offered by Datalink Corporation ("Datalink" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation, subject to notice of issuance, on the Nasdaq National Market under the symbol "DTLK."
                               ------------------

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                 UNDERWRITING
                                       PRICE TO                 DISCOUNTS AND                PROCEEDS TO
                                        PUBLIC                  COMMISSIONS(1)                COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share..................             $7.50                      $0.5250                      $6.975
---------------------------------------------------------------------------------------------------------------
Total(3)...................          $19,500,000                  $1,365,000                 $18,135,000
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $350,000.

(3) The Company and a stockholder have granted to the Underwriters a 30-day option to purchase up to 375,000 and 15,000 additional shares of Common Stock, respectively, on the same terms per share solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $22,425,000, $1,569,750 and $20,750,625, respectively. See
    "Underwriting."
                               ------------------

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or about August 11, 1999.
                               ------------------

Needham & Company, Inc.

                                Cruttenden Roth
                                  Incorporated
                                                    John G. Kinnard and Company,
                                                        Incorporated

                 The date of this Prospectus is August 6, 1999.

     Inside Front Cover: Caption at top which reads as follows: "Datalink Delivers the Power of Information Through Networked Storage Solutions." Caption at bottom which reads as follows: "Access, Protection and Management of Information are Increasingly Critical and Represent a Key Competitive Advantage." Datalink logo at bottom center of page. Three diagrams in center of page with center caption "Storage--Centric Computing." The top diagram, captioned "Storage Area Network (SAN)," depicts a local area network (LAN) with three UNIX and NT servers linked through storage management software to a switch, which in turn is connected to a RAID storage system and, through a bridge, to a tape library. The lower left diagram, captioned "Direct Attached Storage," depicts a LAN with two UNIX and Novell servers, one linked through storage management software to a tape library and the other linked through such software to a RAID storage system. The lower right diagram, captioned "Network Attached Storage (NAS)," depicts three workstations connected through a LAN to a RAID storage system.

     Gatefold layout: Pictures arranged within three circles depicting the links between the Company's products and services and its customers' needs. Captions within the pictures depicting the services provided by the Company read as follows: "Analysis," "Technical Support," "Training," "Implementation," "Maintenance, "Integration" and "Design." Captions outside of circles read as follows: "Providing a Wide Range of Technologies" and "Serving a Wide Range of Industries." Caption at bottom of page will read as follows: "Datalink is an Independent, Networked Storage Solutions Provider that Matches Best of Breed Products With Technical Expertise and Comprehensive Professional Services and Support to Meet Each Customer's Unique Needs." Datalink logo at bottom right of page.

                               ------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING BIDS AND PURCHASES, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified or the context otherwise requires, shares and per share information contained in this Prospectus gives effect to the 690-for-1 stock split effected by the Company in June 1998. Unless otherwise indicated, the information in this Prospectus does not give effect to (i) 1,350,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 747,300 shares of Common Stock reserved for issuance upon the exercise of stock options to be granted under the Incentive Compensation Plan; (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and
(iii) 375,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors," which investors should carefully consider.

                                  THE COMPANY

     Datalink Corporation ("Datalink" or the "Company") analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems data storage solutions for end-users, value-added resellers ("VARs") and original equipment manufacturers ("OEMs"). The Company has developed engineering, sales and support capabilities to become an expert in applying the best available storage technologies manufactured by the leading data storage hardware and software companies to solve its customers' growing data storage needs. These technologies include storage area network ("SAN"), network attached storage ("NAS"), redundant array of independent disks ("RAID"), hard disk, magnetic tape, CD-ROM and optical products. The Company also incorporates storage management software technologies, including backup and recovery, disaster recovery, hierarchical storage management ("HSM"), archive, management and configuration, high availability and media management products, to meet the specific needs of its customers. The Company's net sales have grown from $32.3 million in 1994 to $88.0 million in 1998, a 28% annual compound growth rate, and the Company's S corporation net income has grown from $2.0 million to $6.5 million, a 34% annual compound growth rate, over the same period.

     With the ongoing introduction of more advanced and powerful computers, application software developers have introduced powerful, easier to use, graphically oriented, memory intensive software packages. These software applications have resulted in the enterprise-wide automation of an increasing number of mission-critical business applications, including on-line transaction processing, the Internet, intranets, pre-press, multimedia, imaging and data warehousing. This automation has expanded the need for on-line storage, uninterrupted access to data and fail-safe methods to backup and archive such data. Accordingly, several independent market research firms have projected significant growth over the next several years for the markets addressed by the Company. According to International Data Corporation, an independent market research firm ("IDC"), the worldwide market for SAN hubs and switches was approximately $0.1 billion in 1998 and is expected to grow at an annual compound rate of 109% to approximately $1.9 billion by 2002. According to Dataquest, Inc., an independent market research firm ("Dataquest"), the worldwide RAID storage market for UNIX and Windows NT operating platforms was approximately $15.0 billion in 1998 and is expected to grow at an annual compound rate of 22% to approximately $39.8 billion by 2003. According to Strategic Research Corp., an independent market research firm ("SRC"), the worldwide market for tape automation backup storage products was approximately $1.6 billion in 1996 and is expected to grow at an annual compound rate of 18% to approximately $4.4 billion by 2002. According to Dataquest, the worldwide storage management software market was approximately $2.6 billion in 1998 and is expected to grow at an annual compound rate of 21% to approximately $6.6 billion by 2003. Datalink competes in and has a minor share of the domestic segments of these markets.

     The need to distribute mission-critical data across an enterprise has led organizations to rely upon complex Open Systems computing platforms that link multiple application, file, database and communications servers of differing vendors to networked computers. The increasing demand for and complexity of information storage systems has outpaced the ability of in-house MIS departments to adequately serve their organizations. Accordingly, organizations rely on external providers to research, design, implement and support information storage solutions that incorporate the best hardware and software technologies available and are compatible with organizations' often large and complex computer networks and operating system architectures. At the same time, reduced profit margins have led suppliers to downsize their sales and marketing forces. As a result, both customers and suppliers increasingly seek independent solutions providers, such as Datalink, with knowledge and experience in Open Systems data storage.

     The Company's storage solutions are designed to provide its customers with the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost. Datalink's customers are located throughout the United States and span a diverse group of data-intensive industries, including computer technology, consumer products, education, financial services, government, health care, insurance, professional services, telecommunications, transportation and utilities. The Company's customers include BellSouth.net, The Boeing Company, Eli Lilly and Company, Gateway 2000, Inc., GE Medical Systems and Lucent Technologies, Inc. Datalink's broad industry experience enables the Company to understand application and business issues specific to its customers and to design and implement appropriate storage solutions.

     The Company believes it differentiates itself from its competitors in several ways. Because of Datalink's established, strong relationships with the major information storage hardware and software suppliers, the Company often participates in suppliers' new product development, evaluation, introduction, marketing and quality control programs. The Company also believes that the longevity of service of its engineering staff and sales force is a key factor to earning and retaining the trust and confidence of the Company's customers and suppliers. Datalink further differentiates itself by maintaining ISO 9001 registration for its principal facility and utilizing such standards throughout its organization to consistently maintain high quality design, development, integration and assembly, installation and service processes.

     The Company's objective is to grow at a rate exceeding that of the industry and strengthen its position as a leading independent Open Systems storage solutions provider. To achieve its objective, Datalink intends to build upon its record of successfully addressing the evolving information storage management needs of its customers. Key elements of the Company's business strategy are to
(i) broaden relationships with existing customers and leverage the Company's market presence to attract new customers; (ii) continue to develop leading-edge storage solutions for customers; (iii) expand its offering of professional consulting and project management services; (iv) expand geographically through internal growth and acquisitions; and (v) maintain and continually improve the Company's high standards for superior technical and sales service and support.

     As part of its business strategy, in July 1998, the Company acquired Direct Connect Systems, Inc. ("DCSI"), a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data solutions principally for end-users in the southeastern United States. DCSI's net sales for 1997 were $11.8 million.

     The Company was incorporated in Minnesota in 1963 under the name Stan Clothier Co., Inc. In April 1987, the Company changed its name to Datalink Corporation. The Company's executive offices are located at 7423 Washington Avenue South, Minneapolis, Minnesota 55439. Datalink's telephone number is (612) 944-3462. The Company's web site is located at www.datalink.com. The contents of this web site are not incorporated herein by reference.

                                  THE OFFERING

Common Stock offered by the Company.....     2,600,000 shares

Common Stock to be outstanding after
this offering...........................     8,670,947 shares(1)(2)

Use of Proceeds.........................     The net proceeds to the Company
                                             from this offering will be used to
                                             (i) distribute to the current
                                             stockholders the previously taxed,
                                             but undistributed, S corporation
                                             earnings estimated at $8.6 million
                                             had the termination occurred on
                                             June 30, 1999; (ii) repay certain
                                             outstanding indebtedness of
                                             approximately $6.2 million and
                                             (iii) fund the Company's growth and
                                             expansion plans, including
                                             potential acquisitions, working
                                             capital and other general corporate
                                             purposes. See "Use of Proceeds."

Proposed Nasdaq National Market
Symbol..................................     DTLK
------------
(1) Excludes (i) 1,350,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 747,300 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan, (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 375,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Management--Stock Incentive Plans" and "Underwriting."

(2) Includes an additional 66,667 shares of the Company's Common Stock issuable in connection with the DCSI acquisition. See Note 12 of the Notes to the Company's Consolidated Financial Statements.

                             SUMMARY FINANCIAL DATA

                                                                                              SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                     JUNE 30,
                                        ---------------------------------------------------   -----------------
                                         1994       1995       1996       1997       1998      1998      1999
                                        -------    -------    -------    -------    -------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.............................  $32,333    $38,048    $54,652    $71,255    $87,952   $36,627   $55,526
Cost of sales.........................   25,907     30,356     42,872     55,719     65,740    27,644    41,263
                                        -------    -------    -------    -------    -------   -------   -------
Gross profit..........................    6,426      7,692     11,780     15,536     22,212     8,983    14,263
                                        -------    -------    -------    -------    -------   -------   -------
Operating expenses:
Sales and marketing...................    1,891      2,487      3,607      5,191      7,754     3,055     5,533
General and administrative............    1,912      2,118      2,382      3,010      5,403     1,713     3,610
Engineering...........................      343        467        633        926      1,362       691     1,390
Offering costs(1).....................                                                  733                 173
                                        -------    -------    -------    -------    -------   -------   -------
Total operating expenses..............    4,146      5,072      6,622      9,127     15,252     5,459    10,706
                                        -------    -------    -------    -------    -------   -------   -------
Operating income......................    2,280      2,620      5,158      6,409      6,960     3,524     3,557
Interest expense, net.................      243        306        286        333        281       105       183
                                        -------    -------    -------    -------    -------   -------   -------
Income before income taxes............    2,037      2,314      4,872      6,076      6,679     3,419     3,374
Income tax expense (benefit)..........                                                  148                (517)
                                        -------    -------    -------    -------    -------   -------   -------
Net income(2).........................  $ 2,037    $ 2,314    $ 4,872    $ 6,076    $ 6,531   $ 3,419   $ 3,891
                                        =======    =======    =======    =======    =======   =======   =======
Historical net income per share, basic
  and diluted.........................  $  0.30    $  0.34    $  0.71    $  0.88    $  0.93   $  0.50   $  0.61
                                        =======    =======    =======    =======    =======   =======   =======
Weighted average shares outstanding,
  basic and diluted...................    6,900      6,900      6,900      6,900      6,993     6,900     6,361
                                        -------    -------    -------    -------    -------   -------   -------
Pro forma income taxes(3).............                                                2,672     1,333     1,417
                                                                                    -------   -------   -------
Pro forma net income..................                                              $ 3,860   $ 2,086   $ 2,474
                                                                                    =======   =======   =======
Pro forma net income per share, basic
  and diluted(4)......................                                              $  0.47   $  0.26   $  0.33
                                                                                    =======   =======   =======
Shares used in computing pro forma net
  income per share(4).................                                                8,232     8,139     7,600
                                                                                    =======   =======   =======

                                                                                             AS OF JUNE 30, 1999
                                                                            ------------------------------------------------------
                                                                                                        PRO FORMA
                                                                                       -------------------------------------------
                                        AS OF DECEMBER 31,                             TERMINATION   TERMINATION OF
                          -----------------------------------------------                OF PUT       S CORPORATION        AS
                           1994      1995      1996      1997      1998      ACTUAL    OPTIONS(5)       STATUS(6)      ADJUSTED(7)
                          -------   -------   -------   -------   -------   --------   -----------   ---------------   -----------
                                                                      (IN THOUSANDS)            (UNAUDITED)
BALANCE SHEET DATA:
Cash....................  $   294   $   111   $   222   $ 1,163   $ 2,798   $     --     $    --        $     --         $ 2,965
Working capital.........    2,424     3,003     5,330     6,761     6,677      5,049       5,049          (3,144)         14,641
Total assets............    9,314     8,689    15,355    18,705    32,144     29,964      29,964          30,411          33,376
Note payable to former
  stockholder(8)........                                                       3,020       3,020           3,020           3,020
Common stock, subject to
  put option............    3,425     5,351     9,339    13,874    19,059     21,419          --              --              --
Stockholders' equity
  (deficiency)..........   (1,331)   (2,286)   (3,296)   (5,744)   (6,341)   (11,475)      9,944             842          18,627

------------
(1) Reflects legal, accounting and other costs associated with the Company's initial public offering, which was postponed due to market conditions.
(2) For the periods presented, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes. Until its merger into Datalink in January 1999, DCSI was a C corporation. Accordingly, a provision for income taxes resulting from the operations of DCSI from the date of the acquisition, July 15, 1998, through December 31, 1998 is included in the financial data for the year ended December 31, 1998. Beginning with the merger of DCSI into Datalink in January 1999, the taxable income of DCSI is reported as part of the Company's S corporation taxable income. Accordingly, the Company eliminated DCSI's net deferred income tax liabilities of $580 which, net of a current income tax provision of $63, resulted in a net income tax benefit of $517 for the six month period ended June 30, 1999.
(3) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for the periods presented, based on the tax laws in effect during those periods. See Notes 2 and 3 of the Notes to the Company's Consolidated Financial Statements.

(4) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price of $7.50 per share (before deducting the underwriting discounts) to fund a distribution to the current stockholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $8,640 had the termination occurred on June 30, 1999. The Company does not have any common stock equivalents. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Consolidated Financial Statements.
(5) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put option into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 9 of the Notes to the Company's Consolidated Financial Statements.
(6) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (5) above, (ii) a final S corporation distribution payable to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8,640 had the termination occurred on June 30, 1999 and (iii) a net deferred tax liability which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $462 had such termination occurred on June 30, 1999. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 3 of the Notes to the Company's Consolidated Financial Statements.
(7) Adjusted to give effect to (i) the pro forma adjustments described in (6) above and (ii) the sale by the Company of 2,600 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(8) Reflects a $3,020 note issued to a former stockholder of the Company in connection with the redemption of 1,096 shares of the Company's Common Stock, effective February 28, 1999. See Note 9 of Notes to the Company's Consolidated Financial Statements.

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements, including the plans and objectives of management for the business, operations and economic performance of the Company. The forward-looking statements and associated risks set forth in this Prospectus may include or relate to, among other things, the ability of the Company to maintain its close working relationships with its suppliers, expand its customer base, consummate strategic acquisitions of businesses and integrate such acquisitions into the Company's operations, the projected growth in the market for data storage solutions and competition. These forward-looking statements may be identified by qualifiers such as "intends," "believes" and "anticipates," among other terms. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Further, and in addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business prospects before purchasing shares offered by this Prospectus.

DEPENDENCE ON SUPPLIER RELATIONSHIPS

     The Company relies on its relationships with its suppliers to provide access to products and new technology necessary to design and implement leading-edge networked storage solutions for its customers. The Company does not have long-term contracts with any of its suppliers and relies upon a limited number of suppliers for several key products and subassemblies. For example, the Company purchases SAN switching products manufactured primarily by Brocade Communications Systems, Inc. and Computer Network Technology Corp., digital linear tape products manufactured primarily by ATL Products, Inc, a division of Quantum Corporation, and Storage Technology Corporation, RAID products manufactured primarily by CLARiiON, a division of Data General Corporation, and Hitachi Data Systems Corporation and storage management software products manufactured primarily by Legato Systems, Inc. and VERITAS Software Corporation. The Company's reliance on its suppliers involves several risks, including an inadequate supply of required products and subassemblies, price increases, late deliveries and poor product and subassembly quality. In addition, there is currently a significant market demand for disk drives, tape drives and RAID controllers, and from time to time the Company's subassembly suppliers may experience product and component shortages, selective supply allocations and increased prices of such products and components. Although to date the Company has been able to purchase its requirements of such products and subassemblies, there can be no assurance that the Company will be able to obtain its full requirements of such products and subassemblies in the future or that prices of such products and subassemblies will not increase. In addition, there can be no assurance that problems with respect to quantity and quality of such products and subassemblies and timeliness of deliveries will not occur. Disruption or termination of the supply of products and subassemblies from suppliers for any reason could delay shipments of the Company's products and could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Business Strategy" and "--Products."

COMPETITION

     The market for Open Systems storage is intensely competitive. Datalink competes with independent storage system suppliers to the high-end Open Systems market, including Box Hill Systems Corp., EMC Corporation, MTI Technology Corporation and numerous VARs, resellers, distributors and consultants. The Company also competes in the storage systems market with general purpose computer suppliers such as Compaq Computer Corporation ("Compaq"), Dell Computer Corporation ("Dell"), Hewlett-Packard Company ("Hewlett-Packard"), International Business Machines Corp. ("IBM"), Silicon Graphics, Inc. ("Silicon Graphics") and Sun Microsystems, Inc. ("Sun"). In addition, the Company's customers and prospective customers may elect to develop in-house storage systems expertise.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company and, as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than the Company or to deliver competitive products at a lower end-user price. Some of the Company's competitors include its suppliers, who may dedicate or acquire greater sales and marketing resources in the future to provide Open Systems storage solutions than at present and could terminate their relationships with the Company. Other suppliers may also enter the market and compete with the Company. The Company expects competition will increase as a result of industry consolidation. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Competition."

COMPETITIVE PRICING

     Competitive pricing pressures in the networked data storage market have had and may have an adverse effect on the Company's business, operating results or financial condition. There also has been, and may continue to be, a willingness on the part of certain large competitors to reduce prices in order to preserve or gain market share, which cannot be foreseen by the Company. The Company believes that pricing pressures are likely to continue as competitors develop more competitive product offerings. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company's future operating results depend in significant part upon the continued contributions of its executive officers, other key management and sales, engineering and other technical personnel, many of whom would be difficult to replace. In particular, the Company is highly dependent upon the services of Greg R. Meland, President and Chief Executive Officer; Daniel J. Kinsella, Chief Financial Officer; Scott D. Robinson, Vice President--Engineering, Stephen M. Howe, Vice President--Sales and Michael J. Jaeb, Vice President--Operations and Administration. The Company does not have employment, non-competition or nondisclosure agreements with any of its officers or employees, other than certain non-competition agreements entered into in connection with the DCSI acquisition. Accordingly, the Company's employees may voluntarily terminate their employment with the Company at any time. The loss of any employee who is critical to the Company's success could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the Company's future operating results depend in part upon its ability to attract, train, retain and motivate qualified management, technical, sales and support personnel for its operations. Competition for qualified employees in the networked data storage industry, and particularly with respect to engineers with Open Systems storage solutions experience, is intense. Competitive factors that could affect the Company's ability to attract and retain such personnel include compensation, benefits, equity incentives and geographic location. There can be no assurance that the Company will be successful in attracting or retaining such key personnel, and the failure of the Company to recruit and retain additional key personnel could materially and adversely affect the Company's business, operating results or financial condition. See "Business--Technical Services."

MANAGEMENT OF GROWTH

     The Company's growth and expansion may place a significant strain on the Company's administrative, operational and financial resources and increase demands on the Company's professional and technical services, assembly, integration, sales and marketing and customer service and support functions, especially as the Company attempts to expand its geographic reach. To manage its growth effectively, the Company will need to hire, train, motivate and manage new management, technical, sales and administrative employees. In connection with its planned geographic expansion, the Company will incur travel, telecommunications and other incremental costs, as well as increased human resource costs. The failure by the Company to generate sufficient revenues to offset the costs of geographical expansion could have a material adverse effect on the Company's business, operating results or financial condition. If the growth in demand for products and services offered by the Company increases at a significantly higher rate than anticipated, the Company may lack the technical services and capacity necessary to satisfy such demand in a timely fashion, and its customers may experience delivery delays or interruptions in technical service and support. This risk may be exacerbated by the fact that the Company does not have long-term purchase agreements with suppliers and may not have sufficient inventory levels to support customer demand. There can be no assurance that the Company will be able to manage expansion successfully or that the Company's infrastructure, including but not limited to its systems, procedures and controls, will be adequate to support such expansion. In addition, there can be no assurance that the Company will be able to achieve commercial success and maintain client service and support in a geographically expanded area of operations at levels that it historically achieved and provided in its current geographical areas. Failure to manage growth may have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Business Strategy."

RAPID TECHNOLOGICAL CHANGE

     The Open Systems storage market in which the Company operates is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Customer preferences in that market are difficult to predict. As an independent solutions provider, the Company relies upon its suppliers' hardware, software and interface products to meet the needs of the Company's customers. The introduction of products embodying new technologies by the Company's competitors and the emergence of new industry standards could render hardware, software and interface products currently marketed by the Company obsolete and unmarketable. The Company's success will depend upon its ability to address the increasingly sophisticated needs of its customers and to identify and introduce, on a timely basis, new competitive products and applications of existing and new suppliers (including new software and enhancements to existing software) that keep pace with technological developments and emerging industry standards. There can be no assurance that the Company will be successful in identifying, managing, developing, integrating or assembling and marketing product enhancements or new products of its suppliers that respond to technical change or evolving industry standards, that the Company and its suppliers will not experience difficulties that could delay or prevent the successful development, introduction or marketing of such products or that its suppliers' new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Further risks inherent in its suppliers' new product introductions include the uncertainty of price performance relative to products of competitors, including competitors' responses to these new product introductions. The Company's business, operating results or financial condition could be materially and adversely affected if the Company or its suppliers were to be unsuccessful, or to incur significant delays, in developing and introducing new products or enhancements. See "Business--Products."

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company intends to pursue strategic acquisitions of businesses that either expand or complement its business, such as the July 1998 acquisition of DCSI. A substantial portion of the Company's capital resources, including a portion of the proceeds from this offering, could be used for acquisitions. The Company will evaluate specific acquisition opportunities based on prevailing market and economic conditions. Acquisitions could result in the integration of dissimilar operations or assets, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of an acquired company and additional costs associated with obtaining any necessary financing. These factors and the Company's limited experience in negotiating, consummating and integrating acquisitions could adversely affect the Company's business, operating results or financial condition. This risk may be compounded by the Company's geographic expansion or product diversification. Acquisitions also could result in dilution to existing stockholders, including those purchasing shares of Common Stock in this offering. The Company may encounter increased competition for acquisitions in the future, which could result in acquisition prices that the Company does not consider acceptable. An increase in acquisition prices could adversely affect the Company's acquisition strategy. There can be no assurance that the Company will be able to identify suitable acquisition candidates at acceptable prices or succeed in integrating any acquired business into the Company's existing business or in retaining key customers of acquired businesses. There also can be no assurance that the Company will have or be able to obtain sufficient capital to execute its acquisition strategy. See "Use of Proceeds" and "Business--Business Strategy."

FLUCTUATIONS IN OPERATING RESULTS

     The Company may experience significant fluctuations in future annual and quarterly operating results because of a number of factors including, among other things, the size and timing of customer orders, new product introductions by suppliers and the market acceptance thereof, delays in product shipments or other quality control difficulties, the ability of the Company to integrate any acquired businesses, product returns, seasonality in storage system product purchases, trends in the Open Systems storage industry in general, the geographic and industry specific markets in which the Company is presently active, or may be in the future, and the opening of new sales offices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

BROAD DISCRETION IN APPLICATION OF PROCEEDS

     The Company has not designated any specific use for approximately $3.0 million of the net proceeds to the Company from the sale of Common Stock described in this Prospectus. The Company intends to use these net proceeds to fund its growth and expansion, to increase the Company's working capital and for general corporate purposes which the management of the Company will determine from time to time. Accordingly, the Board of Directors and management of the Company will have significant flexibility in applying such remaining proceeds of this offering. The failure of the Company's management to use such funds effectively could have a material adverse effect on the Company's business, operating results or financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRIOR S CORPORATION STATUS AND DISTRIBUTION TO CURRENT STOCKHOLDERS

     The Company historically has been treated as an S corporation for federal and state income tax purposes. Unlike a C corporation, an S corporation is generally not subject to income tax at the corporate level; instead, the S corporation's income is taxed on the personal income tax returns of its stockholders. The Company's status as an S corporation will terminate upon the closing of this offering. If S corporation status were denied for any periods prior to this termination by reason of a failure to satisfy the S corporation election or eligibility requirements of the Internal Revenue Code, as amended (the "Code"), the Company would be subject to tax on its income as if it were a C corporation for those periods.

     In connection with the termination of the Company's S corporation status, the Company intends to make a distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings of the Company. As of June 30, 1999, this amount was estimated to be approximately $8.6 million. The Company will adjust the actual amount of the distribution to reflect the taxable income and any stockholder distributions from July 1, 1999 through the termination of the S corporation status upon the closing of this offering. Purchasers of Common Stock in this offering will not receive any of this distribution. See "Use of Proceeds," "Termination of S Corporation Status and Put Option and Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of the Notes to the Company's Consolidated Financial Statements.

YEAR 2000 COMPLIANCE

     In connection with the approach of the Year 2000, industry experts have predicted a variety of adverse consequences, including catastrophic system failures, that may result from organizations' computer systems having been programmed to record and process year dates by two, rather than four, digits. Although the Company believes that its new computer system will not experience any Year 2000 problems, there can be no such assurance. Further, the Company cannot predict whether its suppliers, customers and other organizations with whom the Company conducts business will in a timely fashion bring their computer systems or product offerings into Year 2000 compliance. If the Company's suppliers or customers fail to complete any required Year 2000 remediation of their computer systems or product offerings, the Company could suffer delays in product delivery or in processing of payments owed to the Company. In addition, if any products or subassemblies sold by the Company to its customers were to fail, the Company could be liable to its customers for damages and costs to the extent that the Company's suppliers do not cover such liability. Any such Year 2000 failures could have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Disclosure."

WARRANTY EXPOSURE

     Products offered by the Company may contain defects in hardware, software or workmanship that remain undetected or that may not become apparent until after commercial shipment. Any loss or delay in customer or market acceptance attributable to such defects or any material replacement or repair expenses due to any such defects could have a material adverse effect on the Company's business, operating results or financial condition.

     As a solutions provider, the Company supports and administers the pass-through of its suppliers' own standard warranties which run from one to five years. The Company contracts with a number of its suppliers and other independent service organizations to provide on-site maintenance and repair services. If a supplier were to fail to meet its warranty obligations to the Company, the Company might be liable to its customers. There can be no assurance that suppliers will be willing or able to honor their warranties, that the Company may not incur its own warranty costs or that the Company's repair and maintenance subcontractors will perform their services in a timely and proper manner. See "Business--Technical Services."

RESTRICTIONS ON DIVIDENDS

     Other than the planned S Corporation distribution, the Company does not anticipate paying any dividends in the foreseeable future. In addition, the Company's credit agreement with Norwest Bank Minnesota, N.A. (the "Credit Agreement") prohibits the Company from paying dividends to its stockholders. Accordingly, investors who have a need for current income should not purchase the shares offered hereby.

DILUTION

     Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of $5.79 per share, or 77.2%, in the net tangible book value per share of Common Stock from the initial public offering price of $7.50 per share. If the Company issues additional shares of capital stock for any reason, purchasers of the shares offered hereby may incur additional dilution. See "Dilution."

CONTROL BY CURRENT STOCKHOLDERS

     Immediately following this offering the current stockholders of the Company will beneficially own approximately 70.0% of the outstanding Common Stock (approximately 66.9% if the Underwriters' over-allotment option is exercised in full). As a result, the nine current stockholders will continue to be able to elect the entire Board of Directors and to control the outcome of all other matters requiring stockholder approval. Such voting concentration may have the effect of delaying or preventing a change in management or control of the Company. See "Principal Stockholders."

ABSENCE OF PRIOR PUBLIC MARKET FOR THE COMMON STOCK; POTENTIAL VOLATILITY OF TRADING PRICE

     Prior to this offering, there has been no public market for the Common Stock. Although the Company's Common Stock has been approved upon notice of issuance for quotation and trading on the Nasdaq National Market, there can be no assurance that an active public market will develop or that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to this offering. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. See "Underwriting."

     The market price of the Common Stock may be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technical innovations, new products or services by the Company, its suppliers or its competitors, changes in estimates by securities analysts of the Company's future financial performance, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations which, in no relationship to operating performance, have adversely affected the market prices of securities of some companies.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock after this offering could adversely affect the market price of the Common Stock. Only the 2,600,000 shares (2,990,000 shares if the Underwriters' over-allotment option is exercised in full) being sold in this offering will be available for sale in the public market immediately after the offering. Pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), the 6,070,947 shares of Common Stock that will then be owned by the current stockholders will be eligible for sale in the public market beginning 90 days after the date of this Prospectus, subject to Rule 144's volume and manner of sale limitations. Rule 144 generally provides that beneficial owners of Common Stock who have held such Common Stock for one year may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Future sales of restricted Common Stock under Rule 144 could negatively impact the market price of the Common Stock. Pursuant to the terms of the underwriting agreement between the Company and the Representatives of the Underwriters, Common Stock owned by the current stockholders, as well as option holders, may not be sold for 180 days from the date of this Prospectus, but Needham & Company, Inc. may waive this requirement. See "Shares Eligible for Future Sale."

UNDESIGNATED SHARES; CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Articles of Incorporation authorize the issuance of 50 million undesignated shares. The Company's Board of Directors has the authority to issue any or all of the undesignated shares, including the authority to establish the rights, preferences and classes of the undesignated shares, without stockholder approval. In addition, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. These provisions may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board of Directors. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,600,000 shares of Common Stock offered by the Company hereby after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be approximately $17.8 million ($20.5 million if the Underwriters' over-allotment option is exercised in full). In addition to the purposes set forth below, this offering is intended to provide a public market for Datalink's Common Stock and to facilitate future access to the public capital markets. The Company anticipates that it will use the net proceeds approximately as follows:

APPLICATION OF NET PROCEEDS                                        AMOUNT
---------------------------                                        ------
Distribution of S corporation earnings to the current
  stockholders..............................................    $ 8.6 million
Repayment of certain indebtedness...........................      6.2 million
Growth and expansion, working capital and general corporate
  purposes..................................................      3.0 million
                                                                -------------
Total.......................................................    $17.8 million
                                                                =============

     The Company plans to use a portion of the net proceeds of this offering to fund the final S corporation distribution to the current stockholders. This distribution will constitute all of the previously taxed, but undistributed, S corporation earnings. As of June 30, 1999, such earnings were estimated to be approximately $8.6 million. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Consolidated Financial Statements.

     The Company also intends to use a portion of the net proceeds of this offering to repay all borrowings under the Credit Agreement. As of June 30, 1999, the balance under the Credit Agreement was approximately $6.2 million. The Company will have up to $10.0 million available under the Credit Agreement following the offering subject to limitations based on percentages of eligible accounts receivable and inventories. Upon the closing of this offering, the borrowings under the Credit Agreement will bear interest at the bank's reference rate; however, the Company may periodically borrow funds under the Credit Agreement at LIBOR plus 1.95%. The Credit Agreement terminates on May 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 of the Notes to the Company's Consolidated Financial Statements.

     Approximately $3.0 million of the net proceeds of this offering will be used to fund the Company's growth and expansion plans and for working capital and general corporate purposes. As part of its growth and expansion plans, the Company intends to pursue strategic acquisitions that either expand or complement its business. See "Business--Business Strategy."

     Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     TERMINATION OF S CORPORATION STATUS AND PUT OPTION AND DIVIDEND POLICY

     In January 1988, the Company elected to be treated as an S corporation and since then has been, and through the closing date of the offering will be, subject to taxation under Subchapter S of the Code and comparable state tax regulations. As a result, the Company's earnings have been taxed for federal and state income tax purposes directly to the stockholders rather than to the Company. Upon conversion from S corporation to C corporation status, the Company will become subject to federal and state corporate income taxes.

     In connection with the termination of the Company's S corporation status upon the closing of this offering, the Company will make a distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings of the Company. As of June 30, 1999, such earnings were estimated at approximately $8.6 million. The actual amount of the distribution will be adjusted to reflect the taxable income and any stockholder distributions from July 1, 1999 through the termination of the S corporation status. Following the termination of its S corporation status, the Company will record a net deferred tax liability on its balance sheet which will ultimately reduce stockholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and Note 3 of the Notes to the Company's Consolidated Financial Statements.

     The Company is obligated to redeem shares of the Company's Common Stock held by its current stockholders upon the occurrence of certain events. Because the Company's Common Stock is subject to these put options, the accreted value of the Common Stock has been excluded from stockholders' equity. These put options will be terminated contemporaneously with the closing of this offering. See "Selected Historical Financial Data," "Capitalization" and Notes 3 and 9 of the Notes to the Company's Consolidated Financial Statements.

     The Company currently intends to retain any net income for use in its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future other than in connection with the termination of the Company's S corporation status. Any future declaration and payment of dividends will be subject to the discretion of the Company's Board of Directors, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. In addition, the Credit Agreement prohibits the Company from paying dividends to C corporation stockholders.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1999, on an actual basis, on a pro forma basis to give effect to the termination of the put options on the Company's Common Stock, on a pro forma basis to give effect to the termination of the Company's S corporation status and on a pro forma basis as adjusted to give effect to the sale of the 2,600,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                  AS OF JUNE 30, 1999
                                                --------------------------------------------------------
                                                                             PRO FORMA
                                                            --------------------------------------------
                                                            TERMINATION    TERMINATION OF
                                                              OF PUT       S CORPORATION         AS
                                                 ACTUAL     OPTIONS(2)       STATUS(3)       ADJUSTED(4)
                                                --------    -----------    --------------    -----------
                                                                     (IN THOUSANDS)
Note payable to former stockholder(1)........   $  3,020      $ 3,020         $ 3,020          $ 3,020
Common Stock, subject to put option, $0.001
  par value; 50,000,000 shares authorized;
  6,004,280 shares issued and outstanding....     21,419           --              --               --
Stockholders' equity (deficiency):
  Common Stock, $0.001 par value; 50,000,000
     shares authorized; 6,004,280 shares
     issued and outstanding actual and
     8,670,947 shares issued and outstanding
     as adjusted(5)..........................         --            6               6                9
  Additional paid-in capital.................         --           --              --           17,782
  Retained earnings (accumulated deficit)....    (11,475)       9,938             836              836
                                                --------      -------         -------          -------
  Total stockholders' equity (deficiency)....    (11,475)       9,944             842           18,627
                                                --------      -------         -------          -------
Total capitalization.........................   $ 12,964      $12,964         $ 3,862          $21,647
                                                ========      =======         =======          =======

------------
(1) Reflects a $3.0 million note issued to a former stockholder of the Company in connection with the redemption of 1,095,720 shares of the Company's Common Stock, effective February 28, 1999. See Note 9 of Notes to the Company's Consolidated Financial Statements.

(2) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put options into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Notes 3 and 9 of the Notes to the Company's Consolidated Financial Statements.

(3) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (2) above, (ii) a final S corporation distribution to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8.6 million had the termination occurred on June 30, 1999 and (iii) a net deferred tax liability which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $462,000 had such termination occurred on June 30, 1999. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Notes 2 and 3 of Notes to the Company's Consolidated Financial Statements.

(4) Adjusted to give pro forma effect to the adjustments in (3) above and the sale by the Company of 2,600,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and Notes 2 and 3 of the Notes to the Company's Consolidated Financial Statements.

(5) Excludes (i) 1,350,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 747,300 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan, (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 375,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Management--Stock Incentive
     Plans" and "Underwriting." As adjusted, includes an additional 66,667 shares of the Company's Common Stock issuable in connection with the DCSI acquisition. See Note 12 of the Notes to the Company's Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value (deficit) of the Company as of June 30, 1999 was $(15.3) million, or $(2.52) per share. Net tangible book value (deficit) per share is equal to the Company's total tangible assets less total liabilities and the Company's Common Stock subject to put option, divided by the total number of shares of Common Stock outstanding. After giving effect to (i) the termination of the put option on the Company's Common Stock, (ii) the final S corporation distribution to the current stockholders, estimated at $8.6 million had the termination occurred on June 30, 1999, (iii) the net deferred tax liability which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $462,000 had such termination occurred on June 30, 1999 and (iv) the sale by the Company of 2,600,000 shares of Common Stock offered hereby and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the adjusted net tangible book value of the Company as of June 30, 1999 would have been $14.8 million, or $1.71 per share. This represents an immediate increase in net tangible book value of $4.23 per share to the existing stockholders and an immediate dilution in net tangible book value of $5.79 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution:

Initial public offering price per share.....................              $7.50
  Net tangible book value (deficit) per share at June 30,
     1999...................................................    $(2.52)
  Increase attributable to termination of put option on
     Common Stock...........................................      3.53
  Decrease attributable to the final S corporation
     distribution and establishment of net deferred tax
     liability..............................................     (1.50)
  Increase in net tangible book value per share attributable
     to new investors.......................................      2.20
Net tangible book value per share after the offering........               1.71
                                                                          -----
Dilution per share to new investors.........................              $5.79
                                                                          =====

     The following table summarizes as of June 30, 1999, the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by the Company's existing stockholders and by the new investors after the sale of 2,600,000 shares of Common Stock by the Company:

                                               SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                             --------------------    ----------------------      PRICE
                                              NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                             ---------    -------    -----------    -------    ---------
Existing stockholders....................    6,070,947      70.0%    $ 2,000,100       9.3%     $  .33
New investors............................    2,600,000      30.0      19,500,000      90.7        7.50
                                             ---------     -----     -----------     -----      ------
     Total...............................    8,670,947     100.0%    $21,500,100     100.0%     $ 2.48
                                             =========     =====     ===========     =====      ======

     The foregoing calculations assume the issuance of 66,667 additional shares of the Company's Common Stock in connection with the DCSI acquisition, but do not give effect to (i) 1,350,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 747,300 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan, (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 375,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Management Stock Incentive Plans" and "Underwriting."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain selected historical financial data of Datalink as of and for each of the five years in the period ended December 31, 1998 and as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999. The selected historical financial data as of December 31, 1995, 1996, 1997 and 1998 and for each of the four years in the period ended December 31, 1998 have been derived from the historical financial statements of Datalink, audited by PricewaterhouseCoopers LLP, independent accountants. The selected historical financial data as of and for the year ended December 31, 1994 have been derived from the historical financial statements of Datalink, audited by Hansen, Jergenson, Nergaard & Co., L.L.P. The selected historical financial data as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 have been derived from unaudited financial statements of the Company which have been prepared on the same basis as the audited financial statements and, in the opinion of the Company, reflect all adjustments necessary (consisting only of normal recurring adjustments) for the fair presentation of the Company's financial position and results of operations for such periods. Results for interim periods are not necessarily representative of the results to be expected for a full year, and historical results are not necessarily indicative of the results of operations to be expected in the future. The information contained in the following table should also be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this Prospectus.

                                                                                    SIX MONTHS
                                                                                       ENDED
                                           YEAR ENDED DECEMBER 31,                   JUNE 30,
                               -----------------------------------------------   -----------------
                                1994      1995      1996      1997      1998      1998      1999
                               -------   -------   -------   -------   -------   -------   -------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $32,333   $38,048   $54,652   $71,255   $87,952   $36,627   $55,526
Cost of sales................   25,907    30,356    42,872    55,719    65,740    27,644    41,263
                               -------   -------   -------   -------   -------   -------   -------
  Gross profit...............    6,426     7,692    11,780    15,536    22,212     8,983    14,263
                               -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Sales and marketing........    1,891     2,487     3,607     5,191     7,754     3,055     5,533
  General and
     administrative..........    1,912     2,118     2,382     3,010     5,403     1,713     3,610
  Engineering................      343       467       633       926     1,362       691     1,390
  Offering costs(1)..........                                              733                 173
                               -------   -------   -------   -------   -------   -------   -------
Total operating expenses.....    4,146     5,072     6,622     9,127    15,252     5,459    10,706
                               -------   -------   -------   -------   -------   -------   -------
Operating income.............    2,280     2,620     5,158     6,409     6,960     3,524     3,557
Interest expense, net........      243       306       286       333       281       105       183
                               -------   -------   -------   -------   -------   -------   -------
Income before income taxes...    2,037     2,314     4,872     6,076     6,679     3,419     3,374
Income tax expense...........                                              148                (517)
                               -------   -------   -------   -------   -------   -------   -------
Net income(2)................  $ 2,037   $ 2,314   $ 4,872   $ 6,076   $ 6,531   $ 3,419   $ 3,891
                               =======   =======   =======   =======   =======   =======   =======
Historical net income per
  share, basic and diluted...  $  0.30   $  0.34   $  0.71   $  0.88   $  0.93   $  0.50   $  0.61
                               =======   =======   =======   =======   =======   =======   =======
Weighted average shares
  outstanding, basic and
  diluted....................    6,900     6,900     6,900     6,900     6,993     6,900     6,361
                               -------   -------   -------   -------   -------   -------   -------
Pro forma income taxes(3)....                                            2,672     1,333     1,417
                                                                       -------   -------   -------
Pro forma net income.........                                          $ 3,860   $ 2,086   $ 2,474
                                                                       =======   =======   =======
Pro forma net income per
  share, basic and
  diluted(4).................                                          $  0.47   $  0.26   $  0.33
                                                                       =======   =======   =======
Shares used in computing pro
  forma net income per
  share(4)...................                                            8,232     8,139     7,600
                                                                       =======   =======   =======

                                                                                             AS OF JUNE 30, 1999
                                                                            -----------------------------------------------------
                                                                                                       PRO FORMA
                                                                                       ------------------------------------------
                                        AS OF DECEMBER 31,                             TERMINATION   TERMINATION OF
                          -----------------------------------------------                OF PUT      S CORPORATION        AS
                           1994      1995      1996      1997      1998      ACTUAL    OPTIONS(5)      STATUS(6)      ADJUSTED(7)
                          -------   -------   -------   -------   -------   --------   -----------   --------------   -----------
                                                                      (IN THOUSANDS)             (UNAUDITED)
BALANCE SHEET DATA:
Cash....................  $   294   $   111   $   222   $ 1,163   $ 2,798   $     --     $    --        $    --         $ 2,965
Working capital.........    2,424     3,003     5,330     6,761     6,677      5,049       5,049         (3,144)         14,641
Total assets............    9,314     8,689    15,355    18,705    32,144     29,964      29,964         30,411          33,376
Note payable to former
  stockholder(8)........                                                       3,020       3,020          3,020           3,020
Common stock, subject to
  put option............    3,425     5,351     9,339    13,874    19,059     21,419          --             --              --
Stockholders' equity
  (deficiency)..........   (1,331)   (2,286)   (3,296)   (5,744)   (6,341)   (11,475)      9,944            842          18,627

------------

(1) Reflects legal, accounting and other costs associated with the Company's initial public offering, which was postponed due to market conditions.

(2) For the periods presented, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes. Until its merger into Datalink in January 1999, DCSI was a C corporation. Accordingly, a provision for income taxes resulting from the operations of DCSI from the date of the acquisition, July 15, 1998, through December 31, 1998 is included in the financial data for the year ended December 31, 1998. Beginning with the merger of DCSI into Datalink in January of 1999, the taxable income of DCSI is reported as part of the Company's S corporation taxable income. Accordingly, the Company eliminated DCSI's net deferred income tax liabilities of $580 which, net of a current income tax provision of $63, resulted in a net income tax benefit of $517 for the six month period ended June 30, 1999.

(3) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for the periods presented, based on the tax laws in effect during those periods. See Notes 2 and 3 of the Notes to the Company's Consolidated Financial Statements.

(4) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price of $7.50 per share (before deducting the underwriting discounts) to fund a distribution to the current stockholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $8,640 had the termination occurred on June 30, 1999. The Company does not have any common stock equivalents. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Consolidated Financial Statements.

(5) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put option into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 9 of the Notes to the Company's Consolidated Financial Statements.

(6) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (5) above, (ii) a final S corporation distribution payable to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8,640 had the termination occurred on June 30, 1999 and (iii) a net deferred tax liability which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $462 had such termination occurred on June 30, 1999. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 3 of the Notes to the Company's Consolidated Financial Statements.

(7) Adjusted to give effect to (i) the pro forma adjustments described in (6) above and (ii) the sale by the Company of 2,600 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(8) Reflects a $3,020 note issued to a former stockholder of the Company in connection with the redemption of 1,096 shares of the Company's Common Stock, effective February 28, 1999. See Note 9 of Notes to the Company's Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, and the other information included herein. The following information also includes forward-looking statements, the realization of which may be impacted by certain important factors discussed under "Risk Factors."

OVERVIEW

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions using products and subassemblies manufactured by various suppliers in order to meet its customers' requirements. The Company has developed engineering, sales and support capabilities to become an expert in applying the best available networked storage technologies manufactured by the leading data storage hardware and software companies to solve its customers' growing data storage needs. These technologies include SAN, NAS, RAID, hard disk, magnetic tape, CD-ROM and optical products. The Company also incorporates storage management software technologies, including backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management products, to meet the specific needs of its customers. The Company's net sales and net income have grown at a compound annual rate of 28% and 34%, respectively, over the five year period ended December 31, 1998.

     The Company was founded in 1963 as Stan Clothier Co., Inc. and operated as a manufacturer's representative for technology products and components. In 1987, the Company was renamed Datalink Corporation to reflect the Company's transition to a distributor of data storage products. Beginning with the hiring of Greg R. Meland in 1991, the current management team recognized that rapid and complex changes in data storage technology would lead businesses and organizations increasingly to seek external expertise to address their data storage needs. Accordingly, the Company made the strategic decision to focus on providing its customers with complete data storage solutions encompassing the best technology available. By developing engineering expertise and high quality customer service and support, Datalink became a leader in providing data storage solutions.

     Datalink's customers include end-users, VARs and OEMs. The Company works closely with end-users and VARs to assess their informational storage and retrieval requirements and to design, integrate, install and support information storage solutions incorporating the best hardware and software products on the market. For OEM customers, the Company's team of design and application engineers custom design storage subsystems, which are integrated into the OEM's own products. In general, the Company realizes higher gross margins on net sales to end-users and OEMs based on the high value-added nature of such sales.

     Datalink sells its products through its direct sales force located in Minneapolis and 19 field offices. The Company has continued to grow its sales force through the DCSI acquisition and opening new sales office locations in anticipation of increased demand for the Company's products and services. The Company selects new sales office locations based upon perceived demand for the Company's products and services. Datalink has experienced, and expects to continue to experience, an increase in sales and marketing expenses disproportionate to the increase of net sales in connection with the opening of new sales offices. This is due primarily to the lead time, six months or longer, generally associated with generating business in the new territory.

     As part of its business strategy, in July 1998, the Company acquired DCSI, a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data solutions principally for end users in the southeastern United States. DCSI's net sales for 1997 were $11.8 million.

     As an independent storage solutions provider, Datalink updates its product offerings to incorporate advancements by its suppliers of hardware and software technology. Although the Company often has advance knowledge of forthcoming product releases because of its close working relationship with its suppliers, the impact of these advancements on the Company's results of operations are often difficult to predict. The Company's customers may delay purchases upon learning of actual or rumored new product introductions. In addition, changes in technology may significantly affect the pricing or profitability of products.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales.

                                                                                           SIX MONTHS
                                                                                              ENDED
                                                      YEARS ENDED DECEMBER 31,              JUNE 30,
                                                    -----------------------------       -----------------
                                                    1996        1997        1998        1998        1999
                                                    ----        ----        ----        ----        ----
                                                                                           (UNAUDITED)
Net sales.......................................    100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales...................................     78.4        78.2        74.8        75.5        74.3
                                                    -----       -----       -----       -----       -----
  Gross profit..................................     21.6        21.8        25.2        24.5        25.7
                                                    -----       -----       -----       -----       -----
Operating expenses:
  Sales and marketing...........................      6.6         7.3         8.8         8.3        10.0
  General and administrative....................      4.4         4.2         6.1         4.7         6.5
  Engineering...................................      1.2         1.3         1.6         1.9         2.5
  Offering costs................................                              0.8                     0.3
                                                    -----       -----       -----       -----       -----
     Total operating expenses...................     12.2        12.8        17.3        14.9        19.3
                                                    -----       -----       -----       -----       -----
Operating income................................      9.4%        9.0%        7.9%        9.6%        6.4%
                                                    =====       =====       =====       =====       =====

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND 1998

     Net Sales. Net sales include sales of products and software integrated for end-user and VAR customers, products assembled by the Company for OEM customers and revenues from billable installation, repair and maintenance services. Datalink recognizes product revenues as its products are shipped or following customer acceptance for products under evaluation. Net sales increased $18.9 million, or 51.6%, to $55.5 million for the six months ended June 30, 1999, from $36.6 million for the comparable period in 1998. The increased sales were primarily attributable to the July 1998 acquisition of DCSI, the hiring of DCSI's and other new sales and engineering personnel and the opening of new sales offices. Additionally, the higher sales reflect the increasing demand for more complex data storage products, which has resulted in higher equipment, software and services revenues.

     Gross Profit. Gross profit as a percentage of net sales increased to 25.7% for the six months ended June 30, 1999, from 24.5% for the comparable period in 1998. This increase was principally attributable to the Company's increased percentage of sales of large, sophisticated storage systems to end-user customers which typically have generated higher margins than sales to VAR and OEM customers.

     Sales and Marketing. Sales and marketing expenses include wages and commissions paid to the Company's sales and marketing personnel, travel and entertainment costs and advertising, promotion and trade show expenses. Sales and marketing expenses totalled 10.0% of net sales for the six months ended June 30, 1999, compared to 8.3% of net sales for the comparable period in 1998. The Company has incurred increased costs relating to the hiring of new sales and marketing personnel in addition to absorbing the incremental costs related to the operations of DCSI. Approximately 70% of sales and marketing costs are directly variable with sales.

     General and Administrative. General and administrative expenses include wages for administrative personnel, profit sharing contributions, professional fees, communication expenses and rent and related facility expenses. General and administrative expenses were 6.5% of net sales for the six months ended June 30, 1999, compared to 4.7% of net sales for the comparable period in 1998. Of the increased general and administrative expenses, approximately $397,561 or 0.7% of net sales for the six months ended June 30, 1999 was amortization of identifiable intangible assets and goodwill related to the Company's acquisition of DCSI. Depreciation expense related to the Company's new information systems implemented in late 1998 increased significantly from the comparable period in 1998. In addition, rent and communications expense increased relative to the comparable period in 1998 due primarily to the acquisition of DCSI and the opening of additional sales offices. Profit sharing and professional services expenses also increased relative to the comparable period in 1998.

     Engineering. Engineering expenses include employee wages, travel and training expenses for the Company's professional engineers and technicians and professional fees to obtain various independent laboratory certifications of storage subsystems designed by the Company for OEM customers. Engineering expenses increased to 2.5% of net sales for the six months ended June 30, 1999, compared to 1.9% of net sales for the comparable period in 1998. The Company has continued to add new engineering personnel and has increased the compensation levels for its engineers in order to more effectively compete for engineering human resources. Additionally, the Company's costs for engineering travel have increased as sales have increased.

     Offering Costs. The Company incurred approximately $173,000 of expenses in the first quarter of 1999 in conjunction with the Company's contemplated initial public offering. As required, these costs were expensed in the first quarter when a determination was made that the offering would be delayed more than 90 days.

     Operating Income. Operating income totaled 6.4% of net sales for the six months ended June 30, 1999 compared to 9.6% for the comparable period in 1998. The Company's operating income as a percentage of net sales in the 1999 period would have been 6.7% if the expenses related to offering costs were excluded. The higher gross profit margin in 1999 was offset by increased operating expenses. The Company expects gross profit margins may increase further as the Company increasingly sells complex data storage solutions to end-user customers. However, improved gross profit margins may be offset by higher costs to develop, implement and support these high-end data storage solutions.

     Income Taxes. In January 1999, DCSI was merged into Datalink, an S corporation. Until its merger into Datalink, DCSI was a C corporation and accordingly its income was subject to U.S. and state income taxes. Beginning with the merger of DCSI into Datalink, the taxable income is reported as part of the Company's S Corporation taxable income. Accordingly, the Company eliminated DCSI's net deferred income tax liabilities of $580,000 which, net of a current income tax provision of $63,000, resulted in a net income tax benefit of $517,000 for the six month period ended June 30, 1999. Most of this income tax benefit will be reversed upon the completion of the offering because the Company will lose its S Corporation status and accordingly, will need to establish its deferred tax assets and liabilities.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     Net Sales. Net sales increased 23.4% to $88.0 million in 1998 and increased 30.4% to $71.3 million in 1997. Net sales were $54.7 million in 1996. These increases were principally attributable to an increase in sales of large RAID and tape backup storage systems to end-user customers. The increase in sales in 1998 was also attributable to the July 1998 acquisition of DCSI, the hiring of DCSI's and other new sales and engineering personnel and the opening of new sales offices.

     Gross Profit. Gross profit as a percentage of net sales increased to 25.2% in 1998 from 21.8% in 1997 and 21.6% in 1996. These increases were primarily due to the Company's increasing sales of large storage systems to end-user customers which typically have generated higher margins than sales to VAR and OEM customers.

     Sales and Marketing. Sales and marketing expenses increased 49.4% to $7.8 million in 1998 and increased 43.9% to $5.2 million in 1997. Sales and marketing expenses were $3.6 million in 1996. As a percentage of net sales, sales and marketing expenses were 8.8% in 1998, 7.3% in 1997 and 6.6% in 1996. The increases as a percentage of net sales over these years were principally attributable to an increase in commissions paid to the Company's sales representatives on large storage system sales to end-user customers and to the hiring of new sales representatives in anticipation of future growth. In addition, during 1998, the Company absorbed the incremental costs related to the operations of DCSI.

     General and Administrative. General and administrative expenses increased 79.5% to $5.4 million in 1998 compared to 1997 and increased 26.4% to $3.0 million in 1997 compared to $2.4 million in 1996. As a percentage of net sales, general and administrative expenses were 6.1% in 1998, 4.2% in 1997 and 4.4% in 1996. The dollar increase in general and administrative expenses was primarily attributable to increases in administrative personnel and related expenses. In 1998, the Company also incurred $376,000 of amortization expense due to the amortization of identifiable assets and goodwill resulting from the July 1998 acquisition of DCSI.

     Engineering. Engineering expenses increased 47.1% to $1.4 million in 1998 as compared to 1997 and increased 46.3% to $926,000 in 1997 as compared to $633,000 in 1996. Engineering expenses as a percentage of net sales were 1.6% in 1998, 1.3% in 1997 and 1.2% in 1996. The dollar increase over these years was primarily attributable to the addition of new engineering personnel and increased travel expenses.

     Offering Costs. The Company incurred approximately $733,000 of expenses in 1998 in conjunction with the Company's contemplated initial public offering. As required, these previously deferred costs were expensed in 1998 when a determination was made that the offering would be delayed more than 90 days.

     Operating Income. Operating income increased 8.6% to $7.0 million in 1998 as compared to 1997 and 24.3% to $6.4 million in 1997 as compared to $5.2 million in 1996. As a percentage of net sales, operating income was 7.9% in 1998, 9.0% in 1997 and 9.4% in 1996. The decrease in operating income as a percentage of net sales in 1998 was principally attributable to the investment in sales and marketing expenses in anticipation of future sales growth, offering costs related to the Company's delayed initial public offering and amortization expenses related to the DCSI acquisition. The increase in operating income as a percentage of net sales in 1996 was principally attributable to the significant increase in net sales.

QUARTERLY RESULTS AND SEASONALITY

     The following table sets forth certain unaudited quarterly financial data of the Company for each quarter of 1996, 1997 and 1998 and the first and second quarters of 1999. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                      QUARTER ENDED
                       -----------------------------------------------------------------------------------------------------------
                                         1996                                        1997                             1998
                       -----------------------------------------   -----------------------------------------   -------------------
                       MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31    JUN. 30
                       -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                                     (IN THOUSANDS)
Net sales............  $10,842    $12,686    $13,871    $17,253    $15,266    $15,999    $19,269    $20,721    $16,599    $20,028
Gross profit.........    2,190      2,784      3,033      3,773      3,260      3,543      4,044      4,689      3,876      5,107
Operating income.....      834      1,351      1,141      1,832      1,077      1,660      1,586      2,085      1,173      2,351
Net income...........      771      1,271      1,075      1,755      1,004      1,567      1,489      2,016      1,118      2,301

                                     QUARTER ENDED
                       -----------------------------------------
                              1998                  1999
                       -------------------   -------------------
                       SEP. 30    DEC. 31    MAR. 31    JUN. 30
                       -------    -------    -------    -------
                                    (IN THOUSANDS)
Net sales............  $23,485    $27,840    $25,682    $29,844
Gross profit.........    6,000      7,229      6,611      7,652
Operating income.....    1,622      1,814      1,443      2,114
Net income...........    1,265      1,847      1,925      1,966

     The Company has experienced and expects to continue to experience quarterly variations in its net sales as a result of a number of factors including, among other things, the length of the sales cycle with end-user customers for large storage system evaluations and purchases, the significant lead time in designing storage subsystems for OEM customers, new product introductions by suppliers and the market acceptance thereof, delays in product shipments or other quality control difficulties, the ability of Datalink to integrate any acquired businesses, product returns, trends in the Open Systems storage industry in general, the geographic and industry specific market in which Datalink is presently active, or may be in the future, and the opening of new field sales offices. Net sales also tend to be lower in the summer months and higher in the quarter ending December 31 reflecting the timing of purchase decisions by the Company's customers.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations and capital requirements through cash flows generated from operations and supplemental bank borrowings. Working capital was $5.0 million, $6.7 million and $6.8 million at June 30, 1999 and December 31, 1998 and 1997, respectively. The Company's current ratio was 1.3, 1.4 and 1.6 at June 30, 1999 and December 31, 1998 and 1997, respectively.

     Cash used in operating activities was $1.9 million for the six months ended June 30, 1999. The use of cash in operating activities during the first six months of 1999 was primarily due to payment of accounts payable. The high level of accounts payable at December 31, 1998 was generated by the purchase of inventory to support the Company's sales at calendar year end which were particularly strong. Additionally, at the end of 1998, certain payments to vendors were delayed as a result of the integration of the Company's and DCSI's accounting operations. Cash used in investing activities was $397,000 for the six months ended June 30, 1999 resulting from the Company's purchases of new computer equipment. Cash used in financing activities was $537,000 for the six months ended June 30, 1999. The cash used in financing activities was due to $3.6 million of dividends paid to the stockholders primarily to provide liquidity to pay their income tax liabilities resulting from the Company's S corporation taxable income offset by borrowings under the Credit Agreement and a book cash overdraft of $147,000.

     Cash provided by operating activities for 1998, 1997 and 1996 was $11.5 million, $4.6 million and $2.5 million, respectively, reflecting the Company's increasing sales and net income. Cash used in investing activities during 1998, 1997 and 1996 was $4.2 million, $766,000 and $337,000, respectively. These uses reflected $3.1 million applied to acquire the net assets in the DCSI transaction, expenditures for computer and office equipment and improvements to support increasing sales volumes, including the opening of new field sales offices. Cash used in financing activities in 1998, 1997 and 1996 was $5.6 million, $2.8 million and $2.0 million, respectively. These uses of cash relate primarily to net repayments of borrowings under the Credit Agreement and to dividends paid to the stockholders. These dividends totaled $3.9 million, $4.0 million and $1.9 million in 1998, 1997 and 1996, respectively, and were distributed to the stockholders primarily to provide liquidity to pay their income tax liabilities resulting from the Company's S corporation taxable income.

     At June 30, 1999, the Company's borrowings consisted of $6.2 million owed under the Credit Agreement. The Credit Agreement permits the Company to borrow up to $10.0 million on a revolving basis with borrowings limited by eligible accounts receivable and inventories. The Company intends to use a portion of the net proceeds of this offering to repay all borrowings under the Credit Agreement.

     Effective February 28, 1999, the Company redeemed 1,095,720 shares held by a former stockholder and issued a $3.0 million note payable in four installments through February 2002. See Note 9 of the Notes to the Company's Consolidated Financial Statements.

     The Company plans to use a portion of the net proceeds of this offering to fund the final S corporation distribution to the current stockholders. This distribution will constitute all of the previously taxed, but undistributed, S corporation earnings. As of June 30, 1999, such earnings were estimated at approximately $8.6 million. The actual amount of the distribution will be adjusted to reflect the taxable income and any stockholder distributions from July 1, 1999 through the termination of the S corporation status upon the closing of this offering.

     The Company believes that funds generated from operations, together with the net proceeds of this offering and available credit under its Credit Agreement will be sufficient to finance its current operations and planned capital expenditure requirements for at least the next twelve months.

     Inflation. The Company does not believe that inflation has had a material effect on its results of operations in recent years; however, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

     Year 2000 Disclosure. Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, computer systems and software products must accept four digit entries in the date code field. As a result, computer systems and software used by many companies may need to be upgraded to comply with Year 2000 requirements.

     The Company believes that all of its financial reporting and resource planning systems are Year 2000 compliant except for its property and equipment accounting software which the Company plans to replace during 1999 at a cost of less than $5,000. The Company has recently installed a new primary financial reporting software which has been certified Year 2000 compliant by its vendor. Effective January 1, 1999, the Company transitioned all DCSI accounting and reporting to the Company's systems. The Company's other software is generally certified by the vendors to be Year 2000 compliant or is not considered critical to the Company's operations.

     External professionals and internal information systems and engineering personnel have assessed the Company's internal-use computer software and equipment. Generally, the Company believes that its internal use computer equipment is Year 2000 compliant and its internal-use software, principally its operating system, networking software, office application suite and electronic mail applications have been certified by the vendors to be Year 2000 compliant, or updates for Year 2000 readiness have been made available by the vendors for downloading over the Internet. In such instances, the Company plans to use its internal information systems and engineering personnel to complete Year 2000 readiness downloads during 1999. The Company does not expect to incur any material costs in completing these efforts.

     The Company's operations are not dependent on any form of electronic data interchange with its customers or vendors, other than the cash balance reporting system made available to the Company by its bank. The Company's bank has certified that its systems have the ability to process dates beyond the Year 2000.

     The Company has completed an assessment of the Year 2000 compliance of its vendors' products. The Company has surveyed each of its major vendors and, as part of its ongoing quality efforts, has obtained a "statement of Year 2000 compliance" from virtually all of its current storage equipment and software vendors. Accordingly, the Company believes that all of its current vendors supply Year 2000 compliant products for installation at customer sites. The Company requires such a statement of compliance before installing any vendor's equipment or software at a customer site. Although the Company has no written assurance from its vendors and provides no assurance to its customers about the Year 2000 readiness of products installed prior to obtaining such statements of compliance, all of the Company's standard sales agreements explicitly indicate that the Company is not the original equipment manufacturer nor the software developer/manufacturer of the equipment and software installed at customer sites. Terms of the Company's current standard sales agreements explicitly state that the Company is not responsible for the Year 2000 compliance of the equipment and software installed at customer sites.

     If any products or subassemblies sold by the Company to its customers were to fail, the Company could be liable to its customers for damages and costs to the extent that the Company's vendors do not cover such liabilities. In addition, if the Company fails to complete its Year 2000 readiness efforts for its internal use systems or if any of its customers or vendors fail to complete any required Year 2000 remediation of their systems, the Company could suffer delays in product delivery or experience delays in customer payments. Any such product or system failures could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

     At this time, the Company believes it is unnecessary to adopt a contingency plan covering the possibility that the Company's computer systems, or those of its vendors or customers, will not be at an adequate stage of Year 2000 readiness by the end of 1999. However, as part of its Year 2000 readiness efforts, the Company will continue to consider the need for a contingency plan based on the Company's periodic evaluation of target dates for completion of its readiness efforts.

     Recently Issued Accounting Standards. Effective with its year end 1998 financial statements, the Company adopted Statement of Financial Accounting Standard No. 131 (SFAS No. 131), "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company reports its operations as a single segment under SFAS No. 131.

     Effective with its year end 1998 financial statements, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive income is equal to its net income for all periods presented.

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. The Company adopted SOP 98-1 beginning on January 1, 1999. The adoption did not have a material impact on the Company's financial position or results of operations.

     In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not had significant software sales to date and management does not expect the adoption of SOP 98-9 to have a significant effect on its financial condition or results of operations.

                                    BUSINESS

THE COMPANY

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions for end-users, VARs and OEMs. Datalink has become a leading independent networked storage solutions provider by matching its technical expertise and quality products with comprehensive service and support to meet each customer's specific needs. The Company's storage solutions are designed to provide the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost.

INDUSTRY OVERVIEW

     The reliable access to and management of data is critical and represents a key competitive advantage to business, government, educational and nonprofit organizations. In recent years, virtually all organizations have increased their use of computers for collecting, analyzing and distributing information to improve productivity. Historically, most computing environments were controlled by expensive, host-based mainframes and minicomputers having proprietary operating systems ("Closed Systems"). In a Closed Systems computing environment, end-user applications were limited by the hardware and operating system architectures offered by the manufacturer. As the number of applications grew and the need to distribute computing power directly to users became increasingly important, organizational demand for an appropriate systems solution dictated operating architectures linking multiple application, file, database and communications servers to networked computers ("Open Systems"). The increased use of Open Systems hardware and software computing environments creates the need for flexible and comprehensive data storage solutions capable of serving multiple and evolving computer platforms. Open Systems architecture permits organizations to utilize hardware and software products from various suppliers in order to share, manage and protect mission critical information throughout the organization.

     In addition to the challenges presented by the Open Systems computing environment, computer processing power has continued to increase at a rapid rate with the ongoing introduction of new and more powerful central processing units ("CPUs"). Application software developers are taking advantage of CPU advancements by introducing powerful, easier to use, graphically oriented, memory intensive software packages. These software applications have resulted in the automation of an increasing number of mission-critical business applications, including on-line transaction processing, the Internet, intranets, pre-press, multimedia, imaging and data warehousing. This automation expands the need for on-line storage, uninterrupted access to data and fail-safe methods to backup and archive such data. Although substantial, the increase in storage device performance has lagged the increase in processing power, creating an input/output performance gap that continues to widen. This performance gap has increased the need for high performance storage systems that accelerate on-line access to stored data while providing continuous protection of this data.

     The increasing demand for and complexity of information storage systems has outpaced the ability of in-house MIS departments to adequately serve their organizations. Accordingly, organizations rely on external providers to research, design, implement and support information storage solutions that incorporate the best hardware and software technologies available and are compatible with organizations' often large and complex computer networks and operating system architectures. At the same time, reduced profit margins have led suppliers to downsize their sales and marketing forces. As a result, both customers and suppliers increasingly seek independent solutions providers, such as Datalink, with knowledge and experience in Open Systems data storage.

     As Open Systems information storage needs continue to grow, industry experts predict the increasing deployment of SANs which will link physically separated storage and backup devices to servers and each other through a dedicated, high-speed network. The Company believes that SANs will be enabled principally by Fibre Channel technology. Fibre Channel allows high speed connections of up to 100 MB per second each between and among a greater number of hosts and storage technologies on the SAN. The Company expects that SANs will enable organizations to implement scaleable storage and backup solutions that are faster, easier to manage and protect, offer a higher degree of data availability and can be shared by a greater multiple of servers than current distributed Open Systems storage systems.

     According to IDC, the worldwide market for SAN hubs and switches was approximately $0.1 billion in 1998 and is expected to grow at an annual compound rate of 109% to approximately $1.9 billion by 2002. According to Dataquest, the worldwide RAID storage market for UNIX and Windows NT operating platforms was approximately $15.0 billion in 1998 and is expected to grow at an annual compound rate of 22% to approximately $39.8 billion by 2003. According to SRC, an independent market research firm, the worldwide market for tape automation backup storage products was approximately $1.6 billion in 1996 and is expected to grow at an annual compound rate of 18% to approximately $4.4 billion by 2002. According to Dataquest, the worldwide storage management software market was approximately $2.6 billion in 1998 and is expected to grow at an annual compound rate of 21% to approximately $6.6 billion by 2003.

THE DATALINK SOLUTION

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions for end-users, VARs and OEMs. Datalink has become a leading independent storage solutions provider by matching its technical expertise and quality products with comprehensive service and support to meet each customer's specific needs. The Company's storage solutions are designed to provide the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost. Datalink's strengths include the following:

     Comprehensive Storage Solutions. As a leading independent information storage solutions provider, Datalink tailors state-of-the-art information storage systems to meet the specific needs of each end-user, VAR and OEM. The Company does not manufacture products, but rather works closely with end-users and VARs to assess their information storage and retrieval requirements and then designs, integrates, installs and supports information storage solutions. Datalink's solutions incorporate the best available hardware and software products on the market from technological leaders including ATL Products, Inc., a division of Quantum Corporation, Brocade Communication Systems, Inc., CLARiiON, a division of Data General Corporation, Computer Network Technology Corp., Hitachi Data Systems Corporation, Legato Systems, Inc., Network Appliance, Inc., Storage Technology Corporation and VERITAS Software Corporation. For OEM customers, Datalink's team of design and application engineers custom design and test storage subsystems. The Company assembles these products for integration into the OEM's own products. Datalink's storage solutions incorporate a broad range of scaleable and high-performance technologies including SAN, NAS, RAID, hard disk, magnetic tape, CD-ROM and optical storage products. The Company also matches storage management software technologies, including backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management products, to the specific needs of its customers. Datalink's expertise extends to all major Open Systems operating systems and hardware platforms.

     Technological Leadership. Datalink provides a high level of technical expertise to its customers through its 34 technical services professionals. The Company's engineers each specialize in Open Systems operating platforms and technologies, affording the in-depth knowledge and hands-on experience required to provide comprehensive Open Systems storage solutions. The engineers continually evaluate and test emerging and existing technologies to ensure the Company consistently delivers the best available hardware and software products to its customers. Because of Datalink's established, strong relationships with the major information storage hardware and software suppliers, the Company often participates in suppliers' new product development, evaluation, introduction, marketing and quality control programs. This collaboration with suppliers enables the Company to identify and market innovative new hardware and software products, exchange critical information and implement joint corrective action programs in order to maximize quality.

     Superior Service and Technical Support. Datalink's engineers work closely with the field account executives and inside sales representatives to provide superior technical design and support services. To serve its customers' needs, Datalink operates 20 locations throughout the United States, ten of which also serve as regional technical centers with in-house engineering capabilities. Datalink further differentiates itself by maintaining ISO 9001 registration for its principal facility. The Company utilizes ISO 9001 standards throughout its organization to consistently maintain high quality design, development, integration and manufacturing, installation and service processes. The Company's emphasis on providing high quality customer services enhances its sales and marketing efforts and supplier relationships.

BUSINESS STRATEGY

     Datalink's objective is to grow at a rate exceeding that of the industry and to strengthen its position as a leading independent Open Systems storage solutions provider. To achieve this objective, the Company intends to build upon its record of successfully addressing the evolving information storage management needs of its customers. Key elements of this strategy are:

     Leverage Market Presence. Datalink intends to expand its business by broadening its relationships with existing customers and by utilizing its market presence and technical expertise to attract new customers. The Company believes that the longevity of service of its sales representatives and engineering staff will continue to be critical to building and maintaining long-term, trusting relationships with Datalink's existing and prospective customers. In addition, the Company's broad experience in a diverse group of data intensive industries enables Datalink to understand application and business issues specific to customers operating within a given industry and to design and implement the appropriate storage solution.

     Maintain Technological Leadership. Datalink intends to continue to develop leading-edge networked storage solutions for its customers. Datalink intends to continually develop and add expertise to its engineering staff and to continue its close working relationships with its suppliers in order to maintain expertise in Open Systems storage solution design and implementation.

     Provide Professional Consulting and Project Management Services. Datalink intends to continue expanding its ability to provide its customers with comprehensive professional consulting and project management services. Utilizing the expertise of its professional engineers, Datalink assists its customers in the total assessment, planning, design, implementation and ongoing management of enterprise-wide networked data storage solutions.

     Expand Geographically. Datalink intends to continue its geographic expansion throughout the United States and believes significant opportunity also exists to serve the global data storage needs of its multinational corporate customers and prospective customers. The Company intends to expand by opening new sales and regional technical center offices, by adding personnel to existing offices and by acquiring businesses perceived by management to complement the Company's strategic business objectives. Since January 1998, Datalink has increased the number of its regional offices from nine to 19, including its expansion into the southeastern United States as a result of the July 1998 acquisition of DCSI.

     Maintain Superior Service and Support. Datalink intends to maintain and continually improve its high standards for superior technical and sales service and support. The Company intends to continue use of its ISO 9001 quality system and procedures and to continue recruiting and retaining experienced sales and technical team members.

TECHNICAL SERVICES AND PROJECT MANAGEMENT

     Datalink's engineers, technicians and customer support personnel take an active role in all phases of designing, delivering and supporting networked storage solutions for the Company's customers in a manner that maximizes system availability and performance. The Company combines its Open Systems experience, high level technical skills and responsiveness to provide its customers with the utmost in comprehensive service, training and support. Datalink's technical support and customer service functions operate under ISO 9001 standards of operation to ensure the highest quality.

     End-User and VAR Services. Datalink's engineers work closely with the field account executives and inside sales representatives to determine each customer's specific needs. After gaining a thorough understanding of the customers' needs, Datalink's engineers analyze available hardware and software technologies and, together with the field account executives, develop a specifically tailored, state-of-the-art networked storage solution. In order to assure quality, the Datalink technical team performs the installation, customer specific configuration and functional testing of each networked storage solution. Once installation is complete, Datalink's engineers conduct comprehensive, on-site storage solution training for customers and provide ongoing technical support. In addition, the Company periodically provides advanced in-house and out service training courses.

     OEM Services. Datalink's engineering team enhances the capabilities of its OEM customers by designing custom storage subassemblies and enclosures to each customers' specifications. When requested by the customer, Datalink obtains the necessary agency and governmental approvals relating to safety and radio frequency emissions and immunity (including Underwriter's Laboratory and European "CE" certifications) for the subassemblies it designs. Datalink fully documents all custom subassemblies for ease of replication and service.

     Technical Support. Datalink's technical support services provide comprehensive, proactive and responsive assistance. The Company's customer help desk acts as a single point of contact during regular business hours for all ongoing support, repair and maintenance services. The help desk is staffed by technical support analysts trained to solve technical issues and to assist the Company's engineering staff in troubleshooting escalated problems. The help desk staff also acts as Datalink's primary interface with suppliers' technical support organizations.

     Datalink's team of engineers augments the help desk staff in providing advanced technical support when required. Each engineer specializes in Open Systems operating platforms and technologies, affording the in-depth knowledge and hands-on experience required to provide comprehensive Open Systems storage solutions.

     Maintenance and Repair Services. Datalink supports and administers the pass-through of its suppliers' own standard warranties which run from one to five years. In addition, Datalink provides a suite of comprehensive maintenance and repair service options under the Company's DataCare(TM) service program. The Company offers a variety of on-site service options, including four-hour guaranteed response time service seven days per week, 24 hours per day. The Company contracts with a number of its suppliers and other independent service organizations to provide on-site maintenance and repair services dispatched by the Company. For customers that do not have on-site service, Datalink's Advance Exchange program delivers replacement products and subassemblies on the next business day.

PRODUCTS

     Datalink continually updates its product offerings to incorporate advancements by its suppliers in storage technology. Datalink's engineering, sales and marketing teams design creative solutions that include hardware, software, storage networking and interface products selected in response to each customer's specific requirements. These products include the following:

     Hardware Products. Datalink selects from among a variety of storage products and subassemblies sold by leading suppliers that offer differing performance characteristics and costs. These storage products and subassemblies include SAN and NAS devices, magnetic (hard) disk, magnetic tape and optical disk storage technologies.

          SAN TECHNOLOGIES. A SAN consists of a scalable pool of file or block-oriented storage connected by Fibre Channel or other dedicated communication links. This pool of storage resides on its own subnetwork and can be shared by multiple servers. Ultimately, any server can access any storage device and storage can be balanced among the storage devices. Similarly, storage devices can be used to back up each other. SAN technology offers greater distance, performance, reliability and management capabilities than other existing technologies.

          NAS TECHNOLOGIES. NAS devices use Thin Server technology to translate block-oriented storage data contained on various data storage devices into file-oriented storage data usable by end users on their local area network. NAS technology enables "hot" attachment of storage devices to the network.

          HARD DISK TECHNOLOGIES. Hard disk storage is typically used for on-line, high performance storage of large amounts of information. Hard disk storage products include disk drives, disk farms and RAID storage systems. RAID systems allocate data across multiple hard disk drives and allow the server to access these drives simultaneously, thus increasing system storage and input/output performance. RAID algorithms allow lost data on any drive to be recreated, thus ensuring the integrity of RAID-protected data even in the event of a disk drive failure. In addition, RAID systems can incorporate redundant power, cooling and processing components for additional fault tolerance. The most advanced RAID systems now include capabilities to copy data remotely for data protection. Such advanced systems also enable internal copying of data to permit the testing of new applications without the risk of destroying the original data.

          MAGNETIC TAPE TECHNOLOGIES. Magnetic tape storage technologies are typically integrated into environments that require backing up large amounts of information to protect from accidental data loss and facilitate disaster recovery. Due to its high capacity and relatively lower cost, magnetic tape storage is also effective for near on-line, archive and HSM activities. A variety of tape drive technologies are available, including those utilizing digital linear tape, advanced intelligent tape ("AIT"), 8mm tape, 4mm digital data storage ("DDS"), high performance helical scan and 9840 tape technologies. Magnetic tape autoloaders and libraries integrate multiple tape drives and media cartridges with robotics to increase capacity and automation.

          OPTICAL DISK TECHNOLOGIES. Optical disk technologies are a cost-effective solution for near on-line and archive storage. Optical disk technologies include magneto-optical ("MO"), write-once-read-many ("WORM") and compact disk-read only memory ("CD-ROM") products. Capacities range from 650 megabytes (CD-ROM) to 5.2 GB (MO optical disk) per cartridge. A developing optical technology, digital versatile disk ("DVD"), is expected to offer approximately 7.2 times the storage capacity of a single CD-ROM. Similar to magnetic tape systems, multiple optical disks can be combined in a jukebox to permit automated access and increased capacity.

     Software Products. Datalink integrates software management tools into its customer solutions from leading storage software developers. The latest advances include enterprise storage solutions for backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management capabilities. These tools enable system administrators to allocate the use of storage technologies among user groups or tasks, centrally manage distributed, networked storage technologies, retrieve, transfer and backup data from and between several devices, perform "hot" database backups during business hours, run management reports and establish standard policies. Software advancements also enable these tools to integrate into centralized management frameworks. These expanded management capabilities have been enhanced through the deployment of SANs.

     Interface Products. Systems administrators traditionally have connected storage technologies directly to servers utilizing "point-to-point" connections via the Small Computer Systems Interface ("SCSI"), and its successor, Ultra SCSI. Because of distance limitations and limited bandwidth, SCSI-based connections do not allow storage technologies to be easily shared with other servers. With the innovation of Fibre Channel, a new serial interface, networks can transfer data to disk and RAID storage subsystems at higher speeds, over greatly increased distances and among a greater number of server and other device connections than through the use of SCSI or Ultra SCSI interfaces. Datalink currently deploys Fibre Channel interfaces with high-end, hard disk and RAID storage systems and also with tape drives and libraries through Fibre Channel to SCSI bridge products.

CUSTOMERS

     Datalink serves large end-user, VAR and OEM customers throughout the United States in a diverse group of data intensive industries. Datalink's broad industry experience enables the Company to understand application and business issues specific to each customer and to design and implement appropriate networked storage solutions. The Company enjoys strong relationships with its customers, which is reflected in significant repeat business. No single customer represented more than 5% of the Company's net sales in 1998, 1997 or 1996. Some of the customers of the Company include the following:

                               END-USER CUSTOMERS

         COMPUTER TECHNOLOGY                    CONSUMER PRODUCTS                          EDUCATION
         -------------------                    -----------------                          ---------
Gateway 2000, Inc.                          Dayton Hudson Corporation                        University of Chicago
Imation, Inc.                                  Michelin Tire Corp.                         University of Minnesota
Silicon Graphics                                Tyson Foods Corp.                         University of Washington

        FINANCIAL SERVICES                          GOVERNMENT                             HEALTH CARE
        ------------------                          ----------                             -----------
Chicago Board of Trade                Fermi National Accelerator Laboratory            Baptist Memorial Healthcare
Edward Jones                                National Aeronautics Space                       Eli Lilly and Company
                                                  Administration
Swiss Bank Corporation                      United States Coast Guard                       Mayo Clinic Foundation

              INSURANCE                     INTERNET SERVICE PROVIDERS               PROFESSIONAL SERVICES
              ---------                     --------------------------               ---------------------
CNA Financial Corporation                         BellSouth.net                                     Comdisco, Inc.
SAFECO Corporation                           GTE Internetworking/BBN                           IBM Global Services
The Kemper Insurance Companies             HotOffice Technologies, Inc.                      KPMG Peat Marwick LLP

         TELECOMMUNICATIONS                       TRANSPORTATION                           UTILITIES
         ------------------                       --------------                           ---------
Ameritech Corp.                                 The Boeing Company                       Florida Power Corporation
Motorola, Inc.                            Northwest Airlines Corporation                  Dominion Resources, Inc.
Sprint Corporation                               UAL Corporation                     Northern States Power Company

                                 VAR CUSTOMERS

Andersen Worldwide, S.C.                     Electronic Data Systems                            McKesson HBOC Inc.
                                                   Corporation
Computerized Medical Systems               Forsythe McArthur Associates                               Inacom Corp.

                                 OEM CUSTOMERS

GE Medical Systems                          Lucent Technologies, Inc.           Rockwell International Corporation
Lockheed Martin Corporation              National Computer Systems, Inc.             Siemens Medical Systems, Inc.

SALES AND MARKETING

     The Company markets and sells its products and services throughout the United States primarily through a direct sales force. The 34 field account executives are teamed with 21 inside sales representatives. In addition to its Minneapolis headquarters, the Company has 19 field sales offices in order to serve its customers' needs more efficiently. Nine of the field sales offices serve as regional technical centers and are staffed with their own engineers. These field sales offices are located in the following metropolitan areas:

                       FIELD LOCATION                           YEAR ESTABLISHED
                       --------------                           ----------------
Chicago, Illinois...........................................          1989
St. Louis, Missouri.........................................          1990
Milwaukee, Wisconsin........................................          1992
Seattle, Washington.........................................          1992
Atlanta, Georgia............................................         1993*
Charlotte, North Carolina...................................         1995*
Grand Rapids, Michigan......................................          1995
Indianapolis, Indiana.......................................          1995
Washington, D.C. ...........................................          1996
Denver, Colorado............................................          1997
Melbourne, Florida..........................................         1997*
New York, New York..........................................          1997
Tampa, Florida..............................................         1997*
San Jose, California........................................          1998
Boston, Massachusetts.......................................          1998
Birmingham, Alabama.........................................          1998
Nashville, Tennessee........................................          1998
Los Angeles, California.....................................          1998
Phoenix, Arizona............................................          1999

------------
 * Represents a field office acquired by Datalink in July 1998 as a result of the DCSI acquisition.

     The field account executives and inside sales representatives work closely with the Company's engineering team in evaluating the Open Systems storage needs of existing and prospective customers and in designing high quality, cost effective solutions. To ensure quality service, Datalink assigns each customer a specific field account executive and inside sales representative. The inside sales representatives proactively share responsibility with the field account executives in soliciting new and repeat business and in maintaining consistent customer contact. The Company believes that the longevity of service of its sales force is a key factor to earning and retaining the trust and confidence of the Company's customers and differentiates Datalink from many other storage solution providers that have greater sales force turnover.

     In addition to the efforts of its field account executives and inside sales representatives, Datalink engages in a variety of other marketing activities designed to attract new business and retain customer loyalty. The Company regularly attends major trade shows, conducts in-house and out service training and informational seminars, publishes a quarterly newsletter and advertises its services in several targeted national business publications.

INTEGRATION AND ASSEMBLY OPERATIONS

     Datalink assembles and integrates hardware and software products and subassemblies acquired from the Company's various suppliers. The Company designs customized enclosures for most OEM products. The assembled units are then subjected to a system level test to ensure performance to specifications in the anticipated end-user computing environment. The Company's integration and assembly operations are also ISO 9001 registered. In accordance with these standards, the Company has designed its integration and assembly operations with similar quality procedures to those of its hardware suppliers. Datalink's close working relationship with its suppliers generally enables the Company to exchange critical information and implement joint corrective action programs to ensure the quality of its finished products, to reduce costs and the investment in inventory and to access critical products and subassemblies for large or unanticipated orders when required. The Company believes that its current facilities are adequate to meet its integration and assembly needs in the foreseeable future.

ISO 9001 QUALITY SYSTEM

     In May 1996, Datalink completed an approximately three-year process of obtaining an ISO 9001 Certificate of Registration from KPMG Quality Registrar for its quality system described under the American National Standards Institute. This internationally recognized endorsement of ongoing quality management is designed to assure consistent quality products and services. The Company believes its ISO 9001 registration represents a substantial competitive advantage to Datalink in attracting and retaining business.

     Datalink employs ISO 9001 standards of operation for its design, development, integration and assembly, installation and service processes. These quality initiatives streamline the quality assurance programs and implementation procedures for the Company's customers. Datalink's quality assurance team constantly monitors the Company's processes and procedures, identifies areas for improvement and efficiently implements corrective and preventive actions. Suppliers to the Company are required to be ISO 9001 registered or otherwise meet Datalink's rigid supplier qualification standards.

SUPPLIER RELATIONSHIPS

     As an independent solutions provider, Datalink continually evaluates and tests new and emerging technologies from other companies to ensure that the Company's solutions incorporate state-of-the-art, high-end, cost-effective Open Systems technologies. This enables Datalink to maintain its technological leadership in Open Systems storage solutions, to identify new and innovative products and applications and to maintain confidence among the Company's customers and suppliers in the Company's expertise.

     Datalink has strong, established relationships with the major information storage hardware and software suppliers. The Company's expertise in Open System environments, including UNIX, Windows NT and Novell NetWare, and in-depth knowledge of all major hardware platforms, including Digital, Hewlett-Packard, IBM, Silicon Graphics and Sun, has earned Datalink preferred status with its principal suppliers. This enables the Company to often participate in these suppliers' new product development, evaluation, introduction, marketing and quality control programs. These collaborations enable the Company to identify and market innovative new hardware and software products, exchange critical information and implement joint corrective action programs in order to maximize quality. In addition, the Company's close working relationships with its principal suppliers fosters substantial cross-marketing opportunities. Datalink's strategic suppliers include the following:

TECHNOLOGY                                          STRATEGIC SUPPLIER
----------                                          ------------------
SAN Hardware                                        Brocade Communication Systems, Inc.
                                                    Computer Network Technology Corp.
NAS Products                                        Network Appliance, Inc.
RAID Technologies                                   CLARiiON, a division of Data General Corporation
                                                    Hitachi Data Systems Corporation
Storage Management Software                         Legato Systems, Inc.
                                                    VERITAS Software Corporation
Tape Automation Products                            ATL Products, Inc., a division of Quantum
                                                    Corporation
                                                    Storage Technology Corporation
Optical Technologies                                NSM Jukebox GmbH
                                                    Plasmon IDE, Inc.

COMPETITION

     The market for Open Systems storage is intensely competitive. Datalink competes against independent storage system suppliers to the high-end Open Systems market, including Box Hill Systems Corp., EMC Corporation, MTI Technology Corporation and numerous VARs, resellers, distributors and consultants. The Company also competes in the storage systems market with general purpose computer suppliers such as Compaq, Dell, Hewlett-Packard, IBM, Silicon Graphics and Sun. In addition, the Company's customers and prospective customers may elect to develop in-house storage systems expertise.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than the Company or to deliver competitive products at a lower end-user price. Some of Datalink's competitors include its suppliers, who may dedicate or acquire greater sales and marketing resources in the future to provide Open Systems storage solutions than at present and could terminate their relationships with the Company. Other suppliers may also enter the market and compete with the Company. Datalink expects competition will increase as a result of industry consolidation. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors--Competition."

EMPLOYEES

     As of July 15, 1999, Datalink had a total of 135 full-time employees, of whom 34 were engaged in engineering and technical support, 65 were engaged in sales and marketing and 36 were engaged in customer service, integration and assembly operations and general management and administration. The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. None of the Company's employees are unionized or subject to a collective bargaining agreement. The Company has experienced no work stoppages and believes that its employee relations are good.

FACILITIES

     Datalink's principal engineering operations and its integration, assembly and customer service operations are located at the Company's 37,200 square foot, leased executive and administrative facility in Minneapolis, Minnesota. The leases, which expire in December 2002, provide the Company with certain rights to take additional space in the building. The Company's landlord is a partnership whose partners primarily consist of Datalink's current stockholders. See "Certain Transactions." The Company also leases certain remote facilities for its field sales and engineering personnel. Datalink believes that these facilities are adequate for its needs in the foreseeable future and that it will be able to locate suitable additional facilities as the Company expands geographically.

                                   MANAGEMENT

     The names and ages of the executive officers and directors of the Company, and their positions and offices presently held, are as follows:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Greg R. Meland............................  46    President, Chief Executive Officer and
                                                  Director
Daniel J. Kinsella........................  40    Chief Financial Officer
Stephen M. Howe...........................  41    Vice President--Sales
Scott D. Robinson.........................  39    Vice President--Engineering
Michael J. Jaeb...........................  49    Vice President--Operations and
                                                  Administration
Robert M. Price...........................  68    Chairman of the Board and Director
James E. Ousley*..........................  53    Director
Margaret A. Loftus*.......................  54    Director
Paul F. Lidsky*...........................  45    Director

------------
* Member of Audit and Compensation Committees.

     Greg R. Meland joined Datalink in 1991 as its Vice President of Sales and Engineering and became President and Chief Executive Officer in 1993. Between 1979 and 1991, Mr. Meland served in various sales and marketing positions with the Imprimis disk drive subsidiary of Control Data Corporation (which was sold to Seagate in 1989), most recently as the North Central U.S. Director of Sales.

     Daniel J. Kinsella joined Datalink in 1999 as its Chief Financial Officer. Between 1998 and 1999, he was Chief Financial Officer of Lloyd's Barbeque Company. Mr. Kinsella served in various finance roles for Grist Mill Company between 1989 and 1998, most recently as its Chief Financial Officer, Treasurer and Secretary. From 1984 to 1989, Mr. Kinsella was the Director of Financial Reporting for Inter-Regional Financial Group, Inc. Between 1980 and 1984, he was employed by Touche Ross & Company, most recently as an audit manager. Mr. Kinsella is a Certified Public Accountant.

     Stephen M. Howe joined Datalink in 1989 as a field account executive and became Vice President--Sales in 1997. Between 1982 and 1989, he was employed by Teltrend Inc., a telecommunications equipment manufacturer, most recently as Assistant Vice President of Operations. Mr. Howe was a sales representative for Hamilton Avnet Corp., an electronics distributor, between 1980 and 1982.

     Scott D. Robinson joined Datalink in 1989 as its Chief Engineer and became Vice President--Engineering in 1993. Between 1983 and 1989, he was employed by Minnesota Mining and Manufacturing Company, most recently as an Advanced Electrical Engineer in the Digital Imaging Applications Center. Mr. Robinson received his B.S. in Electrical Engineering in 1982 from Marquette University and his M.S. in Electrical Engineering in 1989 from the University of Minnesota.

     Michael J. Jaeb joined Datalink in 1999 as its Vice President--Operations and Administration. Between 1987 and 1999, Mr. Jaeb was employed with Aetrium Incorporated, a manufacturer of semiconductor test handling and reliability test equipment, most recently as Corporate Vice President of Human Resources and Administration. From 1979 to 1987, he held various professional and management positions with Control Data Corporation, Micro Component Technology, Inc. and Varitronics, Inc.

     Robert M. Price was elected as the Chairman of the Board and a director of Datalink in June 1998. Mr. Price has been President of PSV, Inc., a technology consulting business located in Burnsville, Minnesota, since 1990. Between 1961 and 1990, he served in various executive positions, including as Chairman and Chief Executive Officer, with Control Data Corporation. Mr. Price also serves on the Board of Directors of International Multifoods Corporation, Tupperware Incorporated, Fourth Shift Corporation, Affinity Technology Group, Inc., and Public Service Company of New Mexico. Mr. Price is Mr. Meland's father-in-law.

     James E. Ousley was elected as a director of Datalink in June 1998. Since 1992, Mr. Ousley has been President and Chief Executive Officer of Control Data Systems, Inc., a leading systems integrator and provider of electronic commerce solutions. Between 1968 and 1992, Mr. Ousley served in various sales, marketing and operational executive positions with Control Data Corporation, most recently as President of the Computer Products Group. Mr. Ousley is also a director of Bell Microproducts, Inc. and ActiveCard, Inc.

     Margaret A. Loftus was elected as a director in June 1998. Ms. Loftus is an owner in Loftus Brown-Wescott, Inc., a business consulting firm, which she co-founded in 1989. Between 1976 and 1988, she was employed by Cray Research, Inc., most recently as Vice President of Software. Ms. Loftus is also a director of Analysts International Corporation.

     Paul F. Lidsky was elected as a director of Datalink in June 1998. Since 1997, Mr. Lidsky has been the President and Chief Executive Officer of OneLink Communications, Inc., a telecommunications company. Between 1992 and 1997, Mr. Lidsky was employed by Norstan, Inc., a comprehensive technology services company, most recently as Executive Vice President of Strategy and Business Development. Mr. Lidsky is also a director of OneLink Communications, Inc. and Ancor Communications, Incorporated.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established a Compensation Committee and an Audit Committee. Mr. Ousley, Ms. Loftus and Mr. Lidsky are the members of the Compensation and Audit Committees. The Compensation Committee will review on behalf of, and make recommendations to, the Board of Directors with respect to the compensation of executive officers and will administer the Company's Incentive Compensation Plan and make recommendations to the Board of Directors with respect to the plan and the grant of options to persons eligible under the plan. The Audit Committee's functions will include recommending to the Board of Directors the engagement of the Company's independent accountants, assessing the independence of such accountants and reviewing with such accountants the plans for and the results and scope of their auditing engagement and certain other matters relating to their services to the Company.

DIRECTOR COMPENSATION

     In June 1999, the Company's Board of Directors authorized the grant, coincident with the closing of the Company's initial public offering, to each of Mr. Price, Mr. Ousley, Ms. Loftus and Mr. Lidsky of stock options to purchase 9,000 shares of the Company's Common Stock. Such options, if ultimately granted, will have exercise prices equal to the initial public offering price per share on the cover page of this Prospectus. These options, if ultimately granted, will vest on the date of the closing of this offering and will expire in June 2009. The Company intends to make an annual grant of 3,000 options commencing on the date of the Company's 2001 annual stockholders' meeting to nonaffiliated, nonemployee directors. The subsequent annual options will be exercisable commencing one year after the date of grant; provided, however, that if a director fails to serve until the annual stockholder's meeting immediately succeeding the grant of the options, the number of shares of Common Stock that may be purchased by such director shall be pro rated based upon the length of time such departing director actually served. The subsequent annual options will be exercisable at the fair market value of the Company's Common stock on the date of grant and expire ten years after the date of grant. All directors will be reimbursed for expenses incurred in connection with attendance at Board and committee meetings.

INDEMNIFICATION AGREEMENTS

     The Company has entered into an agreement with each director providing for indemnification to the fullest extent permitted under Minnesota law against liability for damages and expenses, including attorneys' fees, arising out of threatened, pending or completed legal actions, suits or proceedings by reason of the fact that such person is or was a director, officer or employee of the Company. The agreement will permit the director to demand certain advances against, or the creation of a trust for, expenses to be incurred in defending any covered claim. Insofar as the indemnification agreement may cover liabilities arising under the Securities Act the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information regarding compensation paid during each of the Company's last three years to (i) the Company's Chief Executive Officer and (ii) the Company's other executive officers whose salary, bonus and other compensation exceeded $100,000 in 1998.

                                                     ANNUAL COMPENSATION
                                             -----------------------------------
                                                                  OTHER ANNUAL         ALL OTHER
       NAME AND PRINCIPAL POSITION           YEAR     SALARY     COMPENSATION(1)    COMPENSATION(2)
       ---------------------------           ----    --------    ---------------    ---------------
Greg R. Meland,..........................    1998    $250,000       $ 23,000            $8,000
President and Chief Executive Officer(3)     1997      83,000        141,000             7,750
                                             1996      75,000        122,000             7,750
Robert D. DeVere(4)......................    1998    $124,000       $  6,000            $6,710
Former Chief Financial Officer               1997      93,000          6,000             5,786
                                             1996      86,000          6,000             5,592
Stephen M. Howe,.........................    1998    $ 90,000       $110,000            $8,814
Vice President--Sales(3)                     1997      77,000        113,000             7,750
                                             1996      69,000         94,000             7,706
Scott D. Robinson,.......................    1998    $130,000       $  6,000            $6,754
Vice President--Engineering                  1997     102,000          6,000             5,872
                                             1996      95,000          6,000             5,853

------------
(1) Includes car allowance of $6,000 for each named executive officer.

(2) Represents matching and profit sharing contributions made by the Company to each named executive officer's account under the Company's 401(k) Plan.

(3) Other annual compensation includes sales commissions for each of these executive officers.

(4) Effective February 28, 1999, Mr. DeVere resigned from the Company and the Company redeemed his 1,095,720 shares of Common Stock. See Note 9 of Notes to the Company's Consolidated Financial Statements.

     Employment Arrangements. The Company does not have employment, non-competition or non-disclosure agreements with any of its executive officers or employees, other than certain non-competition agreements entered into in connection with the DCSI acquisition.

STOCK INCENTIVE PLANS

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") and the Incentive Compensation Plan (the "Incentive Compensation Plan" and with the Purchase Plan collectively referred to as the "Stock Incentive Plans") were adopted by the Company and its stockholders in June 1998 and June 1999, respectively. The Stock Incentive Plans provide the employees of the Company an opportunity to invest in shares of Common Stock. In some instances, these purchases may be on terms more favorable than would otherwise be available. The Company believes that, by aligning the interests of the participants and the Company, the implementation of the Stock Incentive Plans will strengthen the commitment of the participants to the Company's success.

     Purchase Plan. The Company has reserved 250,000 shares of Common Stock for issuance under the Purchase Plan, subject to equitable adjustments as the Compensation Committee (as defined above) may deem necessary to prevent dilution or the enlargement of rights of participants as a result of, among other things, changes in the Company's capitalization or corporate structure. The Purchase Plan will be administered by the Compensation Committee and is intended to qualify under Section 423 of the Code. Pursuant to the Purchase Plan, each eligible employee, as of the start of any purchase period, will be granted an option to purchase a designated number of shares of Common Stock. The purchase price of shares of Common Stock to participating employees will be 85% of the lower of the fair market value of the Company's Common Stock on the first and last trading days of the relevant purchase period. Payments for shares purchased under the Purchase Plan will be made in the time and manner specified by the Compensation Committee. An employee may terminate his or her participation in the Purchase Plan by giving a notice of withdrawal to the Company sufficiently in advance of the last trading day of the relevant purchase period, and all funds contributed to date will be refunded to such employee.

     Employees are eligible to participate in the Purchase Plan if they (i) are customarily employed by the Company for more than twenty hours per week and five months in any calendar year and (ii) will not, immediately upon purchasing shares under the Purchase Plan, own directly or indirectly 5% or more of the total combined voting power of all outstanding shares of all classes of stock of the Company. Notwithstanding the foregoing, no employee may purchase shares under the Purchase Plan (or any other plan of the Company intended to qualify under Section 423 of the Code) in any calendar year with an aggregate fair market value (as determined on the first day of the relevant purchase period) in excess of the lesser of 10% of such employee's salary or the maximum value allowed under the Code. Participation in the Purchase Plan ends automatically upon termination of employment with the Company. Rights granted under the Purchase Plan are not transferable other than by will or the laws of descent and distribution.

     The Board may at any time amend or terminate the Purchase Plan so long as such amendment or termination does not result in the failure of rights issued under the Purchase Plan to meet the requirements for employee stock purchase plans as defined in Section 423 of the Code.

     Incentive Compensation Plan. The Company has reserved 1,350,000 shares of Common Stock for issuance under the Incentive Compensation Plan. The Incentive Compensation Plan will be administered by the Compensation Committee. The Compensation Committee will have full authority, subject to the provisions of the Incentive Compensation Plan, to determine, among other things, the persons to whom awards under the Incentive Compensation Plan ("Awards") will be made, the exercise price, vesting, size and type of such Awards, and the specific performance goals, restrictions on transfer and circumstances for forfeiture applicable to Awards.

     Awards may be made to employees and non-employee directors of the Company or affiliates and other individuals designated by the Compensation Committee. A variety of Awards may be granted under the Incentive Compensation Plan including stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, performance units, cash-based awards, phantom shares and other share-based awards as the Compensation Committee may determine. Stock options granted under the Incentive Compensation Plan may be either incentive stock options intended to qualify under Section 422 of the Code or nonqualified stock options not so intended.

     Provisions regarding the extent to which a participant shall have the right to exercise and/or receive payment for any Award following termination of the participant's employment, directorship or other relationship with the Company shall be determined at the discretion of the Board. In the event of a "change of control" (as defined in the Incentive Compensation Plan), (i) all outstanding options and SARs granted under the Incentive Compensation Plan will become immediately exercisable and remain exercisable throughout their entire term,
(ii) any performance-based conditions imposed with respect to outstanding Awards shall be deemed to be fully earned and a pro rata portion of each such outstanding Award granted for all outstanding performance periods shall become payable in shares of Common Stock, in the case of Awards denominated in shares of Common Stock, and in cash, in the case of Awards denominated in cash, with the remainder of such Award being canceled for no value and (iii) all restrictions imposed on restricted stock that are not performance-based shall lapse. The Board may make equitable adjustments, including with respect to the number and kind of shares issuable under, and the exercise price relating to, Awards as the Board may deem necessary to prevent dilution or accretion of the rights of participants under the Incentive Compensation Plan as a result of changes in the Company's corporate structure or capitalization.

     Awards under the Incentive Compensation Plan are not transferable other than by will or by the laws of descent and distribution, unless otherwise provided by the Board. The Board may amend or terminate the Incentive Compensation Plan except that no amendment shall be made without stockholder approval if such approval is necessary to comply with any applicable regulatory or tax requirements. Notwithstanding the foregoing, in no event may an Award be granted under the Incentive Compensation Plan after June 2009.

     In June 1999, the Company's Board of Directors authorized the grant to four non-employee directors, coincident with the closing of the Company's initial public offering, of options to purchase 36,000 shares of the Company's Common Stock. Such options, authorized under the Incentive Compensation Plan, if ultimately granted, will have exercise prices equal to the initial public offering price per share, vest upon their grant and will expire 10 years after the date of the Board's authorization of the option grant.

     In June and July 1999, the Company's Board of Directors authorized the grant to employees, coincident with the closing of the Company's initial public offering, of options to purchase an aggregate of 711,300 shares of the Company's Common Stock. Such options, authorized under the Incentive Compensation Plan, if ultimately granted, will have exercise prices equal to the initial public offering price per share, and will vest 25% annually and expire 10 years after the date of the Board's authorization of the option grants.

THE 401(K) PLAN

     The Company has a defined contribution salary deferral plan, the Datalink Corporation 401(k) Plan (the "401(k) Plan"), which is intended to qualify under Sections 401(a) and 401(k) of the Code. Company employees are eligible to participate in the 401(k) Plan beginning on the first day of the quarter immediately succeeding the commencement of their employment with the Company. Participants may make elective salary reduction contributions to the 401(k) Plan up to a maximum of 10% of their eligible annual compensation, subject to a dollar limit established by law (which limit was $10,000 in 1998). Pursuant to the terms of the 401(k) Plan, the Company is required to match 50% of the participants' contribution up to the first 6% of the participants' eligible compensation. In addition, at the discretion of the Board of Directors, the Company may contribute to a profit sharing portion of the 401(k) Plan to the extent permitted by the Code.

     Participants are fully vested at all times in the amounts they contribute to the 401(k) Plan and are always 100% vested upon early or normal retirement. Participants vest at a rate of 20% per year and are fully vested in the Company's matching and discretionary profit sharing contributions after five years. Benefits under the 401(k) Plan generally are distributable after the age of 59 1/2 or become payable upon separation from service, retirement, death or disability.

                              CERTAIN TRANSACTIONS

     In February 1997, the Company entered into a lease agreement for its principal executive offices with Edina Southwest Partners, a Minnesota general partnership ("Edina Partners"). In June 1997, Edina Partners sold the property containing the Company's principal executive offices (the "Property") to 7423 Washington Avenue L.L.P., a Minnesota limited liability partnership ("Washington Avenue L.L.P."), of which five of the Company's current stockholders own, in the aggregate, approximately 85% of the units of interest. Contemporaneously with the purchase of the Property, Washington Avenue L.L.P. executed promissory notes in favor of Norwest Bank Minnesota, N.A. (the "Norwest Note") and Stanley I. Clothier, Trustee of the Stanley I. Clothier Revocable Trust (the "Clothier Note"). The Company has agreed to guarantee the payments under these notes. Contemporaneously with the closing of this offering, the Company's obligations to guarantee these notes will terminate. As of June 30, 1999, the balances on the Norwest Note and Clothier Note were approximately $872,000 and $1.3 million, respectively. During July 1998, the Company entered into a second lease agreement with Washington Avenue L.L.P. for additional office and warehouse space. In March 1999, the leases were extended through December 2002.

     Additionally, the Washington Avenue L.L.P. agreement provides that in the event that gross revenues of the partnership are insufficient to pay the operating costs of the Property and other necessary business or administrative expenses, the partners, individually and as current stockholders of Datalink, agree to take any and all steps necessary to cause the Company to increase its lease payments on the space it is occupying or to lease additional space in the Property in order to fund such deficit. Contemporaneously with the closing of this offering, the Company's obligations to fund such deficit will terminate. The rent paid by the Company to

Washington Avenue L.L.P. in 1996, 1997 and 1998 and the first six months of 1999 was approximately $129,000, $197,000, $233,000 and $95,000, respectively.

     The Company entered into a deferred compensation agreement with Mr. Clothier, a current stockholder and a former officer and director of the Company, whereby the Company is obligated to pay Mr. Clothier (or a designated beneficiary) $7,000 per month for 60 months beginning January 1996. Interest expense under this agreement was approximately $25,000, $20,000, $10,000 and $7,000 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

     All material and affiliated transactions and loans made after the date of this Prospectus will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, and all such future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the independent, non-affiliated members of the Board of Directors who do not have an interest in the transaction.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted for the sale of the 2,600,000 shares offered hereby, by: (i) each person who beneficially owns 5% or more of the Common Stock, (ii) each of the Company's executive officers and directors and (iii) by all executive officers and directors of the Company as a group. Unless otherwise noted, each person or group identified has sole voting and investment power with respect to the shares shown.

                                                NUMBER OF SHARES            PERCENTAGE OF SHARES
                                              BENEFICIALLY OWNED(1)         BENEFICIALLY OWNED(1)
                                           ---------------------------   ---------------------------
                                             PRIOR TO        AFTER         PRIOR TO        AFTER
        NAME OF BENEFICIAL OWNER           THE OFFERING   THE OFFERING   THE OFFERING   THE OFFERING
        ------------------------           ------------   ------------   ------------   ------------
Greg R. Meland(2)........................   3,450,690      3,450,690         57.5%          39.8%
Daniel J. Kinsella.......................          --             --            *              *
Stephen M. Howe(2).......................     712,080        712,080         11.9%           8.2%
Joseph J. Kaye(2)(3).....................     712,080        627,080         11.9%           7.2%
Scott D. Robinson(2)(4)..................     584,430        572,930          9.7%           6.6%
Michael J. Jaeb..........................          --             --            *              *
Stanley I. Clothier(2)(5)................     345,000        345,000          5.7%           4.0%
Robert M. Price(6).......................       9,000          9,000            *              *
James E. Ousley(6).......................       9,000          9,000            *              *
Margaret A. Loftus(6)....................       9,000          9,000            *              *
Paul F. Lidsky(6)........................       9,000          9,000            *              *
All executive officers and directors as a
  group (9 persons)(6)...................   4,783,200      4,771,700         79.2%          54.8%

------------
 *  less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from the date hereof, are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person and owned by a group, but not for the purpose of calculating the percentage of Common Stock owned by any other person.

(2) The address of each of these individuals is: c/o Datalink Corporation, 7423 Washington Avenue South, Minneapolis, Minnesota 55439.

(3) The number of shares beneficially owned by Mr. Kaye after the offering gives effect to certain gifts and includes (i) 313,540 shares to be owned by Mr. Kaye's spouse and a trust over which she will exercise voting and investment discretion and (ii) 100,000 shares to be owned by a trust over which Mr. Kaye will exercise voting and investment discretion.

(4) The number of shares beneficially owned by Mr. Robinson after the offering gives effect to certain gifts and includes (i) 286,465 shares to be owned by Mr. Robinson's spouse and a trust over which she will exercise voting and investment discretion and (ii) 100,000 shares to be owned by a trust over which Mr. Robinson will exercise voting and investment discretion.

(5) Mr. Clothier has granted the Underwriters a 30-day option to purchase up to 15,000 of his shares solely to cover over-allotments. The table assumes that this option is not exercised.

(6) As to individuals, includes 9,000 options to be granted which such director may exercise upon the closing of this offering. As to the group, includes 36,000 options to be granted which directors may exercise upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 50,000,000 shares, par value $0.001 of undesignated capital stock. Until otherwise designated by the Board of directors of the Company, all authorized shares are deemed to be Common Stock. As of the date of this offering, 6,004,280 shares of Common Stock are outstanding.

COMMON STOCK

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. After the completion of the offering hereby and assuming no exercise of any stock options or the Underwriters' over-allotment option, the current stockholders will own approximately 70.0% of the Common Stock.

     Subject to the rights and preferences of the Preferred Stock, if any, each share of Common Stock has an equal and ratable right to receive dividends, when, as and if declared by the Company's Board of Directors, out of any funds legally available for the payment thereof. In the event of the liquidation, dissolution or winding up of the Company, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding Preferred Stock, if any, of amounts to which they may be preferentially entitled, holders of the Common Stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the stockholders.

     Holders of Common Stock are not entitled to conversion or preemptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock to be issued in connection with this offering, will be, fully paid and nonassessable.

UNDESIGNATED STOCK

     The Board of Directors of the Company generally has the power to issue shares of capital stock without stockholder approval. The Board of Directors is authorized to establish the rights, preferences and limitations of this undesignated stock and to divide such shares into classes, with or without voting rights. The ability of the Board of Directors to issue additional shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company. Shares of undesignated stock could be issued with terms, provisions and rights which would make more difficult and, therefore, less likely, a takeover of the Company not approved by the Board of Directors. The rights of the holders of the Common Stock could be adversely affected by the future issuance of undesignated stock.

CERTAIN PROVISIONS OF MINNESOTA LAW

     The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny stockholders the receipt of a premium for their Common Stock. Section 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the stockholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an "interested shareholder," unless the "business combination" is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 8,670,947 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of these outstanding shares, the 2,600,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in the Securities Act), which will be subject to the resale limitations under Rule 144 adopted under the Securities Act. The 6,070,947 shares of Common Stock held by the current stockholders after completion of the offering are "restricted" securities within the meaning of Rule 144 and may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144.

     In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year but less than two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (86,709 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons) other than an "affiliate" who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act as currently in effect permits the immediate sale by current holders of restricted shares of all or a portion of their shares to certain qualified institutional buyers described in Rule 144A, subject to certain conditions.

     Except for the possible sale by Mr. Clothier to the Underwriters of 15,000 shares solely to cover over-allotments, the current stockholders have agreed that they will not sell any shares of capital stock of the Company, either publicly or privately, without the prior consent of Needham & Company, Inc. for a period of 180 days from the date of this Prospectus.

     The Company has reserved an aggregate of 1,350,000 shares of Common Stock for issuance pursuant to the Incentive Compensation Plan. In June and July 1999, options to purchase a total of 747,300 shares of Common Stock were authorized for grant coincident with the closing of this offering to certain employees and directors of the Company under the Incentive Compensation Plan. Additionally, the Company has reserved an aggregate of 250,000 shares of Common Stock for issuance pursuant to the Employee Stock Purchase Plan. As of the date of this Prospectus, no shares of Common Stock have been issued under the Employee Stock Purchase Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act within 30 days after the date of this Prospectus to register the shares to be issued pursuant to the Incentive Compensation Plan and Employee Stock Purchase Plan, respectively. Shares of Common Stock issued under these plans after the effective date of such registration statements will be freely tradeable in the public market, subject to the lock-up restrictions and subject in the case of sales by affiliates to the amount, manner of sale notice and public information requirements of Rule 144.

     There has been no prior market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering contemplated by this Prospectus. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Needham & Company, Inc., Cruttenden Roth Incorporated and John G. Kinnard and Company, Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 2,600,000 shares of Common Stock from the Company at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, in the amounts set forth opposite their respective names below.

                        UNDERWRITER                             PARTICIPATION
                        -----------                             -------------
Needham & Company, Inc. ....................................        776,000
Cruttenden Roth Incorporated................................        776,000
John G. Kinnard and Company, Incorporated...................        388,000
Allen & Company Incorporated................................         65,000
Bear, Stearns & Co. Inc. ...................................         65,000
Donaldson, Lufkin & Jenrette Securities.....................         65,000
A.G. Edwards & Sons, Inc. ..................................         65,000
Hambrecht & Quist LLC.......................................         65,000
Lehman Brothers Inc. .......................................         65,000
William Blair & Company, L.L.C. ............................         35,000
J.C. Bradford & Co. ........................................         35,000
Dain Rauscher Wessels.......................................         35,000
Raymond James & Associates, Inc. ...........................         35,000
Tucker Anthony Incorporated.................................         35,000
First Security Van Kasper...................................         35,000
Burnham Securities Inc. ....................................         20,000
D.A. Davidson & Co., Inc. ..................................         20,000
Schneider Securities, Inc. .................................         20,000
                                                                  ---------
     Total..................................................      2,600,000
                                                                  =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of not more than $0.29 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company and Mr. Clothier have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 375,000 and 15,000 additional shares of Common Stock, respectively, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock which is proportionate to such Underwriter's initial commitment as set forth in the table above.

     The Company, its officers and directors and current stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of Common Stock other than pursuant to the Incentive Compensation Plan or the Purchase Plan without the prior written consent of Needham & Company, Inc., except for the shares of Common Stock offered in connection with this offering.

     Officers and directors may purchase shares in the offering (not to exceed 100,000 shares in the aggregate) at the same price and on the same terms as provided in this Prospectus.

     The Representatives have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

     Prior to this offering, there has not been a public market for the Common Stock of the Company. Consequently, the initial public offering price of the Common Stock was determined by arms-length negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered by the Company and the Representatives in pricing the Common Stock are the results of operations, the current financial condition and future prospects of the Company, the experience of management, the amounts of ownership to be retained by the current stockholders, the general condition of the economy and the securities markets, the demand for similar securities of companies considered comparable to the Company and other factors deemed relevant.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with the Exchange Act pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such shares of Common Stock or may exercise the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under the contractual arrangements with the Underwriters whereby the Representatives may reclaim from an Underwriter (or dealers participating in the offering), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in stabilization or syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the price of the Common Stock at a level above which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Messerli & Kramer P.A., Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota.

                                    EXPERTS

     The consolidated balance sheets of Datalink Corporation as of December 31, 1997 and 1998 and the consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1998 and the balance sheet of Direct Connect Systems, Inc. as of December 31, 1997 and the statement of income and retained earnings and cash flows for the year ended December 31, 1997 included in this Prospectus, have been included herein in reliance on the reports of

PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In November 1997, the Company engaged PricewaterhouseCoopers LLP as its independent public accountants to audit the financial statements as of December 31, 1995, 1996, and 1997 and for each of the three years ended December 31, 1997. The decision to dismiss Hansen, Jergenson, Nergaard & Co., LLP and engage PricewaterhouseCoopers LLP as the Company's independent public accountants was approved by the Board of Directors. The report of Hansen, Jergenson, Nergaard & Co., LLP as of December 31, 1996 and for the year then ended, not included herein, does not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years and the subsequent interim period preceding the former auditors' dismissal, there were no disagreements with the former auditors on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the former auditor's satisfaction, would have caused them to make reference to the subject matter in their report. Prior to retaining PricewaterhouseCoopers LLP, the Company did not consult with PricewaterhouseCoopers LLP regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company's financial statements or any other matter.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each such instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549 at the prescribed rates. Also, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Web site is http://www.sec.gov.

                                    GLOSSARY

AIT...........................   Advanced Intelligent Tape. An 8 mm helical scan
                                 tape technology designed, manufactured and marketed by Sony Corporation.

ARCHIVE.......................   A repository for information separate from the
                                 primary storage system. Data is often deleted from the primary storage system once placed in the archive system.

CLOSED SYSTEMS................   Computers or computing environments that rely
                                 on proprietary components and use software often only available from a single source.

CLUSTERING SOFTWARE...........   Software that allows a user's software
                                 application to interact with a cluster of host servers as if the cluster were a single host.
                                 Clustering software is designed to increase both availability (by providing alternative processing capacity in the event of a host failure) and scaleability (by sharing resources among a number of hosts in the cluster).

CPU...........................   Central Processing Unit. A microprocessor chip
                                 or circuit board that performs the bulk of data processing in a computer.

DDS...........................   Digital Data Storage. A 4mm helical scan tape
                                 technology developed by Sony Corporation. Also known as digital audio tape ("DAT").

DIGITAL LINEAR TAPE...........   A half-inch, serpentine linear tape technology
                                 originally developed by Digital but is now designed, manufactured and marketed by Quantum.

DISK ARRAY....................   A number of disk drives grouped together into a
                                 storage system and attached to a host computer as a single unit. This grouping can achieve superior performance and reliability over single disk drives while providing enhanced management capabilities.

FABRIC........................   A grouping of Fibre Channel devices
                                 interconnected by Fibre Channel switches.

FIBRE CHANNEL.................   A new high speed serial interface standard
                                 developed and recently formalized by the American National Standards Institute.

GB............................   Gigabyte. 1,024 megabytes.

HIGH AVAILABILITY.............   The capability of a system to perform its
                                 functions with extremely little downtime by incorporating redundant components and systems.

HOT BACKUP....................   The capability of a storage system to be backed
                                 up while the system remains powered on and operative.

HSM...........................   Hierarchical Storage Management. An information
                                 storage system which automatically migrates the least used data to a lower cost storage medium.
                                 This data is transparently recalled to primary storage when accessed by users.

INTERFACE.....................   The circuit board and cabling used to connect a
                                 host computer with its storage system. SCSI, Ultra SCSI and Fibre Channel are three predominant interface technologies used in the Open Systems market.

MB............................   Megabyte. 1,048,576 bytes, a unit of
                                 measurement for data storage.

NAS...........................   Network Attached Storage. A device that uses
                                 thin server technology to translate
                                 block-oriented storage data into file-oriented storage data usable by end users on their local area network.

ON-LINE.......................   Data stored in hard disk or disk array systems
                                 using standard file systems that can be
                                 accessed at speeds measured in milliseconds.

OPEN SYSTEMS..................   Computers or networked computing environments
                                 based on published non-proprietary standards.
                                 These environments are characterized by the interoperability of computing and storage systems from multiple suppliers.

PERMANENCE....................   The degree to which stored data is retained for
                                 future access.

RAID..........................   Redundant Array of Independent Disks. A Disk
                                 Array storage system with fault tolerance built into its disk, power, cooling and/or processing components.

SAN...........................   Storage Area Network. A dedicated, high speed
                                 network used to interconnect one or many shared storage devices to multiple servers or cluster servers.

SCSI..........................   Small Computer Systems Interface. A commonly
                                 used interface standard developed by the American National Standards Institute. This standard defines the connection of peripheral devices (primarily information storage) to host computer systems.

THIN SERVER...................   Computing platform including only the storage
                                 and networking related functions of the
                                 operating system.

ULTRA SCSI....................   The latest high performance version of the SCSI
                                 specification which includes Ultra-1 (up to 40
                                 MB per second) and Ultra-2 (up to 80 MB per second) standards.

UNIX..........................   A multi-user, multi-tasking operating system
                                 commonly used in Open Systems. Versions of UNIX are available from a variety of suppliers.

WINDOWS NT....................   A multi-user, multi-tasking operating system
                                 commonly used in Open Systems. Available only from Microsoft Corporation.

9840..........................   A high performance linear tape technology
                                 designed, manufactured and marketed by Storage
                                 Technology Corporation.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
              UNAUDITED PRO FORMA INFORMATION
Unaudited Pro Forma Statements of Operations--Narrative
  Overview..................................................   F-2
Unaudited Pro Forma Combined Statement of Operations........   F-3
Notes to Unaudited Pro Forma Combined Statement of
  Operations................................................   F-4
                    DATALINK INFORMATION
Report of Independent Accountants...........................   F-5
Consolidated Balance Sheets.................................   F-6
Consolidated Statements of Operations.......................   F-7
Consolidated Statement of Stockholders' Equity
  (Deficiency)..............................................   F-8
Consolidated Statements of Cash Flows.......................   F-9
Notes to Consolidated Financial Statements..................  F-10
                 DIRECT CONNECT INFORMATION
Report of Independent Accountants...........................  F-20
Balance Sheet...............................................  F-21
Statement of Income and Retained Earnings...................  F-22
Statement of Cash Flows.....................................  F-23
Notes to Financial Statements...............................  F-24

                              DATALINK CORPORATION
        UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS--NARRATIVE OVERVIEW

     On July 15, 1998, the Company acquired DCSI, a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data storage solutions principally for end-users located in the Southeastern portion of the United States. In addition to its Marietta headquarters, DCSI had field sales offices in Herndon, Virginia, Charlotte, North Carolina, and Melbourne and Tampa, Florida.

     Under terms of the acquisition, the Company acquired all of DCSI's capital stock in exchange for $2 million cash and 200,000 shares of the Company's Common Stock, with a negotiated fair value of $2 million. In order to maintain the fair value of the Common Stock at $2 million, the number of shares is subject to adjustment: (i) in the event that the Company does not complete its initial public offering or (ii) if the completed initial public offering price is less than $10.00 per share. Such adjustment in the number of shares issued, if any, would be reflected in stockholders' equity but would not affect the originally recorded cost of the DCSI acquisition. Under terms of the acquisition, certain DCSI employees were also paid an aggregate of $500,000 under noncompetition agreements.

     The following unaudited pro forma combined statement of operations for the year ended December 31, 1998 gives effect to the acquisition of DCSI by the Company using the purchase method of accounting, assuming the business combination took place on January 1, 1998.

     The following unaudited pro forma combined statements of operations are presented for illustrative purposes only and are not necessarily indicative of the combined results of operations for future periods or the results that actually would have been realized had the Company and DCSI been a combined company during the specified periods. The combined unaudited pro forma statements of operations, including the notes thereto, are qualified in their entirety and should be read in conjunction with the historical financial statements of the Company and DCSI.

     The unaudited pro forma combined statements of operations are based on the respective historical statements of operations and the notes thereto of the Company and DCSI. The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed.

                              DATALINK CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                 HISTORICAL
                                               HISTORICAL          DIRECT
                                                DATALINK           CONNECT          PRO FORMA         PRO FORMA
                                                   (1)               (4)           ADJUSTMENTS        COMBINED
                                               -----------       -----------       -----------       -----------
Net sales..................................    $87,951,650       $ 9,179,347                         $97,130,997
Cost of sales..............................     65,739,837         6,232,809                          71,972,646
                                               -----------       -----------        ---------        -----------
    Gross profit...........................     22,211,813         2,946,538                          25,158,351
Operating expenses:
  Sales and marketing......................      7,753,711         1,086,998                           8,840,709
  General and administrative...............      5,403,562           836,424        $ 353,730(5)       6,683,994
                                                                                       90,278(6)
  Engineering..............................      1,362,047                                             1,362,047
  Offering costs...........................        732,738                                               732,738
                                               -----------       -----------        ---------        -----------
    Operating income.......................      6,959,755         1,023,116         (444,008)         7,538,863
Interest expense...........................        280,555            69,688           97,500(7)         447,743
                                               -----------       -----------        ---------        -----------
Income before income taxes.................      6,679,200           953,428         (541,508)         7,091,120
Income tax expense (benefit)...............      2,671,680(2)        387,296          (28,918)(8)      3,030,058
                                               -----------       -----------        ---------        -----------
Net income.................................    $ 4,007,520(2)    $   566,132        $(512,590)       $ 4,061,062
                                               ===========       ===========        =========        ===========
Net income per share, basic and diluted....    $       .46(3)                                        $       .46
                                               ===========                                           ===========
Weighted average shares outstanding, basic
  and diluted..............................      8,642,103                            106,301(9)       8,748,404

------------

The accompanying notes are an integral part of the unaudited pro forma combined statement of operations.

                              DATALINK CORPORATION
         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

(1) Reflects the historical results of operations of the Company as derived from the Company's audited historical statement of operations for the year ended December 31, 1998, adjusted to include the pro forma adjustments described in items (2) and (3) below.

(2) Reflects adjustment for the income taxes which would have been recorded if the Company had been a C corporation, based on the tax laws in effect during the period. The pro forma adjustment for income taxes does not include a one-time net income tax benefit related to the recognition of a net deferred tax asset and liability which will be recorded by the Company upon terminating its S corporation status (estimated at $390,000 as of December 31, 1998).

(3) Pro forma Datalink net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares (1,648,952 shares) that would be required to be sold at the initial public offering price of $7.50 per share, after deducting the underwriting discount, to fund the distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $11.5 million had the termination occurred on December 31, 1998.

(4) Reflects the historical results of operations of DCSI as derived from the DCSI unaudited statement of operations for the period from January 1 through July 14, 1998. All operating results of DCSI for the period from July 15 through December 31, 1998 are included in the Company's statement of operations for the year ended December 31, 1998.

(5) Reflects amortization, for the period from January 1 through July 14, 1998, of acquired identifiable intangible assets and goodwill of $4,095,284, based upon a purchase price allocation as follows:

                                                     ALLOCATION   ESTIMATED LIFE
                                                     ----------   --------------
Customer base......................................  $  700,000      5 years
Assembled workforce................................     490,000      5 years
Trademark and tradename............................     450,000      7 years
Goodwill...........................................   2,455,284      7 years

(6) Reflects amortization, for the period January 1 through July 14, 1998, of the $500,000 cost of noncompetition agreements on a straight-line basis over their three-year terms.

(7) Reflects interest expense for the period January 1 through July 14, 1998, resulting from the cash portion of the DCSI purchase price of $2,000,000 that the Company borrowed under its line of credit at an assumed interest rate of 9%.

(8) Reflects the income tax impact of adjustments (6) and (7). Expenses related to amortization of intangible assets and goodwill are not deductible for income tax reporting purposes.

(9) Reflects incremental impact for the period from January 1 through July 14, 1998, of 200,000 shares issued in the DCSI acquisition on the weighted average shares outstanding, assuming the business combination was completed on January 1, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Datalink Corporation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows present fairly, in all material respects, the financial position of Datalink Corporation and its subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
March 4, 1999, except
as to the information
contained in Note 11
for which the date
is July 15, 1999

                              DATALINK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                         JUNE 30, 1999
                                                                   ---------------------------------------------------------
                                                                                     PRO FORMA ADJUSTMENTS
                                                                                 -----------------------------
                                                                                 TERMINATION    TERMINATION OF
                                             DECEMBER 31,                             OF        S CORPORATION
                                       -------------------------                 PUT OPTIONS        STATUS        PRO FORMA
                                          1997          1998         ACTUAL        (NOTE 3)        (NOTE 3)       (NOTE 3)
                                          ----          ----         ------      -----------    --------------    ---------
                                                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash...............................  $ 1,163,107   $ 2,797,724
  Accounts receivable, net...........   11,280,738    15,629,960   $16,076,385                                   $16,076,385
  Inventories........................    4,661,378     6,694,870     7,011,620                                     7,011,620
  Other current assets...............       78,705       263,103       537,778                                       537,778
  Deferred income taxes..............                     22,087                                 $   447,279         447,279
                                       -----------   -----------   -----------                   -----------     -----------
    Total current assets.............   17,183,928    25,407,744    23,625,783                       447,279      24,073,062
Property and equipment, net..........    1,478,122     2,466,946     2,460,472                                     2,460,472
Intangibles, net.....................                  4,219,584     3,822,023                                     3,822,023
Other................................       42,503        49,603        55,714                                        55,714
                                       -----------   -----------   -----------                   -----------     -----------
    Total assets.....................  $18,704,553   $32,143,877   $29,963,992                   $   447,279     $30,411,271
                                       ===========   ===========   ===========                   ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIENCY)
Current liabilities:
  Book cash overdraft................                              $   146,501                                   $   146,501
  Line of credit.....................  $ 3,935,417   $ 3,210,355     6,180,489                                     6,180,489
  Accounts payable...................    4,928,617    13,253,656     8,055,758                                     8,055,758
  Accrued expenses...................    1,493,317     2,186,972     2,487,945                                     2,487,945
  Note payable to former stockholder,
    current portion..................                                1,610,621                                     1,610,621
  Capital lease obligation, current
    portion..........................                     13,876        19,443                                        19,443
  Deferred compensation, current
    portion..........................       65,242        66,339        76,200                                        76,200
  Distribution payable to
    stockholders.....................                                                            $ 8,640,000       8,640,000
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total current liabilities........   10,422,593    18,731,198    18,576,957                     8,640,000      27,216,957
Note payable to former stockholder,
  less current portion...............                                1,409,293                                     1,409,293
Capital lease obligation, less
  current portion....................                     12,502
Deferred compensation, less current
  portion............................      151,697        79,621        34,327                                        34,327
Deferred income taxes................                    601,739                                     908,985         908,985
Commitments and contingencies
Common stock, subject to put option;
  $0.001 par value, 50,000,000 shares
  authorized, 6,900,000, 7,100,000,
  and 6,004,280 shares issued and
  outstanding at December 31, 1997
  and 1998 and June 30, 1999,
  respectively.......................   13,873,980    19,059,410    21,418,562   $(21,418,562)
Stockholders' equity (deficiency):
  Common stock, $0.001 par value,
    50,000,000 shares authorized,
    6,004,280 shares issued and
    outstanding as of June 30,
    1999.............................                                                   6,004                          6,004
  Retained earnings (accumulated
    deficit).........................   (5,743,717)   (6,340,593)  (11,475,147)    21,412,558     (9,101,706)        835,705
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total stockholders' equity
      (deficiency)...................   (5,743,717)   (6,340,593)  (11,475,147)    21,418,562     (9,101,706)        841,709
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total liabilities and
      stockholders' equity
      (deficiency)...................  $18,704,553   $32,143,877   $29,963,992   $               $   447,279     $30,411,271
                                       ===========   ===========   ===========   ============    ===========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                              DATALINK CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                      JUNE 30,
                                  -----------------------------------------    --------------------------
                                     1996           1997           1998           1998           1999
                                     ----           ----           ----           ----           ----
                                                                                      (UNAUDITED)
Net sales.....................    $54,651,868    $71,255,299    $87,951,650    $36,627,004    $55,525,577
Cost of sales.................     42,872,380     55,719,303     65,739,837     27,644,047     41,262,621
                                  -----------    -----------    -----------    -----------    -----------
     Gross profit.............     11,779,488     15,535,996     22,211,813      8,982,957     14,262,956
Operating expenses:
  Sales and marketing.........      3,606,567      5,191,040      7,753,711      3,054,351      5,532,927
  General and
     administrative...........      2,382,166      3,010,450      5,403,562      1,713,109      3,610,323
  Engineering.................        632,660        926,008      1,362,047        691,007      1,390,281
  Offering costs..............                                      732,738                       172,628
                                  -----------    -----------    -----------    -----------    -----------
     Operating income.........      5,158,095      6,408,498      6,959,755      3,524,490      3,556,797
Interest expense..............        285,905        332,562        280,555        105,496        183,370
                                  -----------    -----------    -----------    -----------    -----------
Income before income taxes....      4,872,190      6,075,936      6,679,200      3,418,994      3,373,427
Income tax expense
  (benefit)...................                                      147,746                      (517,340)
                                  -----------    -----------    -----------    -----------    -----------
Net income....................    $ 4,872,190    $ 6,075,936    $ 6,531,454    $ 3,418,994    $ 3,890,767
                                  ===========    ===========    ===========    ===========    ===========
Historical net income per
  share, basic and diluted....    $      0.71    $      0.88    $      0.93    $      0.50    $      0.61
                                  ===========    ===========    ===========    ===========    ===========
  Weighted average shares
     outstanding, basic and
     diluted..................      6,900,000      6,900,000      6,993,151      6,900,000      6,361,448
Pro forma data (unaudited see
  Note 3):
  Income before income taxes
     on S corporation
     income...................                                  $ 6,531,454    $ 3,418,994    $ 3,890,767
  Pro forma income taxes......                                    2,671,680      1,333,408      1,416,839
                                                                -----------    -----------    -----------
  Pro forma net income........                                  $ 3,859,774    $ 2,085,586    $ 2,473,928
                                                                ===========    ===========    ===========
  Pro forma net income per
     share basic and
     diluted..................                                  $      0.47    $      0.26    $      0.33
                                                                ===========    ===========    ===========
Shares used in computing pro
  forma net income per share
  (see Note 3)................                                    8,231,860      8,138,710      7,600,158
                                                                ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                         RETAINED
                                      COMMON STOCK       ADDITIONAL      EARNINGS
                                   -------------------     PAID IN     (ACCUMULATED
                                     SHARES     AMOUNT     CAPITAL       DEFICIT)        TOTAL
                                   ----------   ------   -----------   ------------   ------------
Balances, December 31, 1995......   6,900,000                          $ (2,285,575)  $ (2,285,575)
Net income.......................                                         4,872,190      4,872,190
Cash dividends of $0.27 per
  share..........................                                        (1,894,600)    (1,874,600)
Accretion of common stock
  value..........................                                        (3,987,994)    (3,987,994)
                                   ----------   -----    -----------   ------------   ------------
Balances, December 31, 1996......   6,900,000                            (3,295,979)    (3,295,979)
Net income.......................                                         6,075,936      6,075,936
Cash dividends of $0.58 per
  share..........................                                        (3,988,299)    (3,988,299)
Accretion of common stock
  value..........................                                        (4,535,375)    (4,535,375)
                                   ----------   -----    -----------   ------------   ------------
Balances, December 31, 1997......   6,900,000                            (5,743,717)    (5,743,717)
Net income.......................                                         6,531,454      6,531,454
Cash dividends of $0.39 per
  share..........................                                        (2,679,100)    (2,679,100)
Issuance of shares in acquisition
  (Note 12)......................     200,000   $ 200    $ 1,999,800                     2,000,000
Cash dividends of $0.18 per
  share..........................                                        (1,263,800)    (1,263,800)
Accretion of common stock
  value..........................                (200)    (1,999,800)    (3,185,430)    (5,185,430)
                                   ----------   -----    -----------   ------------   ------------
Balances, December 31, 1998......   7,100,000                            (6,340,593)    (6,340,593)
Net income (unaudited)...........                                         3,890,767      3,890,767
Cash dividends of $0.14 per share
  (unaudited)....................                                          (998,260)      (998,260)
Repurchase of common stock
  (unaudited)....................  (1,095,720)                           (3,019,914)    (3,019,914)
Cash dividends of $0.44 per share
  (unaudited)....................                                        (2,647,995)    (2,647,995)
Accretion of common stock value
  (unaudited)....................                                        (2,359,152)    (2,359,152)
                                   ----------   -----    -----------   ------------   ------------
Balances, June 30, 1999
  (unaudited)....................   6,004,280   $        $             $(11,475,147)  $(11,475,147)
                                   ==========   =====    ===========   ============   ============

    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                      JUNE 30,
                                  ------------------------------------------   ---------------------------
                                      1996           1997           1998           1998           1999
                                      ----           ----           ----           ----           ----
                                                                                       (UNAUDITED)
Cash flows from operating
  activities:
  Net income....................  $  4,872,190   $  6,075,936   $  6,531,454   $  3,418,994   $  3,890,767
  Adjustments to reconcile net
     income to net cash provided
     by (used in) operating
     activities:
     Provision for bad debts....        69,109         27,235         24,214         15,000
     Depreciation and
       amortization.............       146,648        177,302        393,193        109,482        403,907
     Amortization of
       intangibles..............                                     375,700                       397,561
     Loss on disposal of
       property and equipment...                        9,527          4,599            598
     Deferred income taxes......                                     (52,460)                     (579,652)
  Changes in operating assets
     and liabilities:
     Accounts receivable........    (3,321,609)    (3,191,818)    (1,153,740)      (988,995)      (446,425)
     Inventories................    (2,921,963)     1,350,013       (413,277)        48,325       (316,750)
     Other current assets.......       (36,031)        (3,554)      (143,087)      (598,025)      (274,675)
     Other assets...............         4,556        (10,916)         2,549         (2,047)        (6,111)
     Accounts payable...........     3,106,571       (150,824)     6,022,951        546,196     (5,197,898)
     Accrued expenses...........       599,324        333,239        301,430       (194,148)       300,973
     Income taxes payable.......                                    (353,237)
     Deferred compensation......       (56,206)       (59,058)       (70,979)       (31,809)       (35,433)
                                  ------------   ------------   ------------   ------------   ------------
     Net cash provided by (used
       in) operating
       activities...............     2,462,589      4,557,082     11,469,310      2,323,571     (1,863,736)
                                  ------------   ------------   ------------   ------------   ------------
Cash flows from investing
  activities:
  Purchase of property and
     equipment..................      (337,363)      (766,436)    (1,140,539)      (389,629)      (397,433)
  Net assets acquired, net of
     cash acquired..............                                  (3,095,619)
                                  ------------   ------------   ------------   ------------   ------------
  Net cash used in investing
     activities.................      (337,363)      (766,436)    (4,236,158)      (389,629)      (397,433)
                                  ------------   ------------   ------------   ------------   ------------
Cash flows from financing
  activities:
  Proceeds from borrowings on
     line of credit.............    52,657,600     70,372,500     79,119,139     35,997,000     60,182,000
  Principal payments on line of
     credit.....................   (52,777,009)   (69,233,611)   (80,762,323)   (37,110,388)   (57,211,866)
  Dividends paid................    (1,894,600)    (3,988,299)    (3,942,900)    (2,679,100)    (3,646,255)
  Principal payments on capital
     lease obligations..........                                     (12,451)                       (6,935)
  Book cash overdraft...........                                                  1,044,136        146,501
                                  ------------   ------------   ------------   ------------   ------------
     Net cash used in financing
       activities...............    (2,014,009)    (2,849,410)    (5,598,535)    (2,748,352)      (536,555)
                                  ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in cash...       111,217        941,236      1,634,617       (814,410)    (2,797,724)
Cash, beginning of period.......       110,654        221,871      1,163,107      1,163,107      2,797,724
                                  ------------   ------------   ------------   ------------   ------------
Cash, end of period.............  $    221,871   $  1,163,107   $  2,797,724   $    348,697   $
                                  ============   ============   ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS:

     Datalink Corporation (the "Company") analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems data storage solutions for end-users, value-added resellers and original equipment manufacturers. In May 1996, the Company received an ISO 9001 registration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF PRESENTATION:

     The consolidated financial statements include the accounts of the Company and, from July 15, 1998 through January 3, 1999, its wholly-owned subsidiary, Direct Connect Systems, Inc. ("DCSI") (see Note 12). All significant intercompany accounts and transactions have been eliminated in consolidation.

     INTERIM FINANCIAL STATEMENTS:

     The financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited. In the opinion of management, this financial information has been prepared on the same basis as the audited information and includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth herein. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of the results to be expected for the full year.

     CASH:

     The Company maintains its cash principally with one financial institution.

     INVENTORIES:

     Inventories, principally consisting of data storage products and components, are valued at the lower of cost or market with cost determined on a first-in, first-out (FIFO) method.

     PROPERTY AND EQUIPMENT:

     Property and equipment, including purchased software, are stated at cost. Depreciation and amortization are provided by charges to operations using the straight-line method over the estimated useful lives of the assets (ranging from 3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the underlying lease term. The costs and related accumulated depreciation and amortization on asset disposals are removed from the accounts and any gain or loss is included in operations. Major renewals and betterments are capitalized, while maintenance and repairs are charged to current operations when incurred.

     INTANGIBLES:

     Identifiable intangible assets and goodwill are amortized on a straight-line basis over their estimated useful lives of 3 to 7 years.

     VALUATION OF LONG-LIVED ASSETS:

     The Company periodically, at least quarterly, analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with generally accepted accounting principles.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     INCOME TAXES:

     The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code (the "Code") and comparable state income tax law. Under those provisions, the Company's income is reported on the individual tax returns of the Company's stockholders. As such, the Company is generally not subject to corporate income taxes. Therefore, except as described below, no provision or liability for income taxes is reflected in the financial statements for the Company.

     As of December 31, 1998, DCSI was a C corporation and accordingly, was subject to corporate income taxes. A provision for taxes resulting from the taxable income of DCSI for the period from July 15, 1998 through December 31, 1998 is included in the Company's consolidated financial statements. Effective January 4, 1999, DCSI merged into the Company and, therefore, became part of the S corporation. Accordingly, effective January 4, 1999, none of the consolidated income of the Company is subject to corporate income taxes and all of the deferred tax assets and liabilities described below were eliminated which resulted in a one-time tax benefit of $579,652 which, along with a current income tax provision of $62,312, is included in the Company's results of operations for the six months ended June 30, 1999.

     Prior to January 4, 1999, deferred income tax liabilities and assets were recognized for the tax consequences in future years of differences between the tax bases of DCSI's assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Prior to January 4, 1999, income tax expense consists of the tax payable for DCSI for the period and the change during the period in its deferred tax assets and liabilities.

     As of December 31, 1998, the Company has a deferred tax asset of $22,087 related primarily to DCSI's allowance for doubtful accounts and inventory capitalization and a deferred tax liability of $601,739 related primarily to acquired identifiable intangible assets and property and equipment, resulting in a net deferred tax liability of $579,652.

     Concurrent with the closing of the Company's proposed initial public offering (the "Offering") (see Note 11), the Company's S corporation status will terminate and its taxable income will be subject to federal and state C corporation income tax regulation.

     REVENUE RECOGNITION:

     The Company recognizes product revenue as its products are shipped or following customer acceptance for products under evaluation. The Company provides an allowance for estimated returns when revenues are recognized. Software solution and consulting service revenue is recognized as such services are rendered. Revenues and expenses related to sales of maintenance contracts fulfilled by third parties are recognized upon execution of the contracts.

     OFFERING COSTS:

     Costs related to the Company's initial public offering incurred during 1998 and the first quarter of 1999 totaling $732,738 and $172,628, respectively, were initially deferred, but were expensed during the third quarter of 1998 and the first quarter of 1999, respectively, when the offering was delayed due to market conditions.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     NET INCOME PER SHARE:

     Basic net income per share is computed using the weighted average number of shares outstanding. The diluted net income per share includes the effect of common stock equivalents, if any, for each period. The Company does not have any common stock equivalents.

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CONCENTRATION OF CREDIT RISK:

     The Company's customer base is diversified; however, a substantial portion of its customers are located in the upper Midwest. The Company does not require collateral for customer accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and establishes allowances for estimated uncollectible accounts when necessary.

     BUSINESS SEGMENTS:

     Effective with its year end 1998 financial statements, the Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company reported its operations as a single segment under SFAS No. 131.

     COMPREHENSIVE INCOME:

     Effective with its year end 1998 financial statements, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive income is equal to its net income for all periods presented.

     OTHER RECENTLY ISSUED ACCOUNTING STANDARDS:

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. The Company adopted SOP 98-1 beginning on January 1, 1999. The adoption did not have a material impact on the Company's financial position or results of operations.

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," ("SOP 98-9"). SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not had significant software sales to date and management does not expect the adoption of SOP 98-9 to have a significant effect on its financial condition or results of operations.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

3. PRO FORMA DATA (UNAUDITED):

     PRO FORMA BALANCE SHEET DATA:

     The pro forma balance sheet of the Company as of June 30, 1999 reflects (i) the reclassification of common stock subject to put option to stockholders' equity to reflect termination of the put options concurrent with the Offering (see Note 9), (ii) a distribution payable to the stockholders of the Company of all previously taxed, but undistributed, S corporation earnings (estimated at $8,640,000 had the termination occurred on June 30, 1999), and (iii) a net deferred tax liability which will be recorded by the Company upon termination of its S corporation status as a result of the Offering (estimated at $461,706 as of June 30, 1999).

     The net deferred income tax liability will represent the tax effect of the cumulative differences between the financial reporting and income tax bases of assets and liabilities as of the termination of the S corporation status, and will be recorded as an income tax expense in the quarter in which the Offering is completed. Deferred income taxes result from temporary differences between financial reporting and income tax reporting based on enacted rates in effect for periods in which these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable for the period plus the change during the period in deferred tax assets and liabilities.

     The actual deferred tax assets and liabilities recorded will be adjusted to reflect the effect of operations from July 1, 1999 through the actual termination of the S corporation status. In addition, the actual amount of the distribution will be adjusted to reflect the S corporation's pro rata portion of the Company's 1999 taxable income and any stockholder distributions from July 1, 1999 through the termination of the S corporation status.

     PRO FORMA STATEMENT OF OPERATIONS DATA:

     Concurrent with the Offering, the Company will terminate its status as an S corporation and will be subject to federal and state income taxes. Accordingly, for informational purposes, the accompanying statements of operations for the years ended December 31, 1998 and the six months ended June 30, 1998 and 1999, include a pro forma adjustment for the income taxes which would have been recorded if the Company had been a C corporation, based on the tax laws in effect during the period. The pro forma adjustment for income taxes does not include a one-time income tax expense related to the recognition of a net deferred tax liability which will be recorded by the Company upon terminating its S corporation status (estimated at $461,706 as of June 30, 1999).

     PRO FORMA NET INCOME PER SHARE:

     Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price, after deducting the underwriting discount, to fund the distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $8,640,000 (or 1,238,710 shares) had the termination occurred on June 30, 1999. The Company does not have any common stock equivalents.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

4. SELECTED BALANCE SHEET INFORMATION:

     The following provides additional balance sheet information as of:

                                                              DECEMBER 31,
                                                        -------------------------    JUNE 30,
                                                           1997          1998          1999
                                                           ----          ----        --------
Accounts receivable:
  Accounts receivable.................................  $11,340,738   $15,714,174   $16,117,546
  Less allowance for doubtful accounts................       60,000        84,214        41,161
                                                        -----------   -----------   -----------
                                                        $11,280,738   $15,629,960   $16,076,385
                                                        ===========   ===========   ===========
Property and equipment:
  Leasehold improvements..............................  $   223,356   $   317,361   $   321,663
  Equipment...........................................      761,059     1,120,976     1,259,733
  Computers and purchased software....................    1,262,249     2,289,879     2,544,253
                                                        -----------   -----------   -----------
                                                          2,246,664     3,728,216     4,125,649
  Less accumulated depreciation and amortization......      768,542     1,261,270     1,665,177
                                                        -----------   -----------   -----------
                                                        $ 1,478,122   $ 2,466,946   $ 2,460,472
                                                        ===========   ===========   ===========
Intangibles:
  Customer base.......................................                $   700,000   $   700,000
  Noncompetition agreements...........................                    500,000       500,000
  Assembled workforce.................................                    490,000       490,000
  Trademark and tradename.............................                    450,000       450,000
  Goodwill............................................                  2,455,284     2,455,284
                                                                      -----------   -----------
                                                                        4,595,284     4,595,284
  Less accumulated amortization.......................                    375,700       773,261
                                                                      -----------   -----------
                                                                      $ 4,219,584   $ 3,822,023
                                                                      ===========   ===========
Accrued expenses:
  Commissions.........................................  $   942,051   $ 1,333,704   $ 1,665,148
  Other...............................................      551,266       853,268       822,797
                                                        -----------   -----------   -----------
                                                        $ 1,493,317   $ 2,186,972   $ 2,487,945
                                                        ===========   ===========   ===========

5. BORROWING ARRANGEMENTS:

     Effective June 1, 1999, the Company renewed its revolving credit agreement with a bank (the "Credit Agreement"). Under the Credit Agreement, the Company may borrow up to $10,000,000 ($8,000,000 as of December 31, 1997), with borrowings limited to the sum of 80% of eligible accounts receivable plus 35% of eligible inventories, as defined. As of June 30, 1999, the amount available under the borrowing base formula funds was the total $10,000,000 available under the Credit Agreement. Borrowings under the Credit Agreement were $3,210,355 and $6,180,489 as of December 31, 1998 and June 30, 1999, respectively, with interest at the bank's reference rate. Borrowings under the Credit Agreement were $3,935,417 as of December 31, 1997, with interest at the bank's reference rate plus 0.25%. The bank's reference rate was 7.75% as of June 30, 1999 and December 31, 1998 and 8.5% as of December 31, 1997.

     The line of credit is collateralized by substantially all assets of the Company. The agreement includes various covenants, including requirements to maintain certain levels of net income and tangible net worth and

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

limitations on the payment of dividends and property and equipment acquisitions. Included in cash on the balance sheet is $260,000 and $1,499,000 as of December 31, 1997 and 1998, respectively, which was held in a restricted collateral cash account. As of June 30, 1999, the Company had $68,000 of such restricted cash which was netted against the book cash overdraft. These amounts were applied to reduce bank borrowings in the month following the period end.

     The Company's long-term capital lease obligations consist of capital leases for office equipment with outstanding balances totaling $19,443, all of which is current as of June 30, 1999.

6. DEFERRED COMPENSATION AGREEMENT:

     The Company has a deferred compensation agreement with a retired officer who is also a stockholder. The Company is obligated to pay the retired officer (or a designated beneficiary) $7,000 per month for 60 months beginning January 1996. The Company's obligation under the agreement is not funded. The present value of the Company's liability related to the deferred compensation agreement was $216,939, $145,960 and $110,527 as of December 31, 1997 and 1998 and June
30, 1999, respectively, with interest computed at 10%.

     Interest expense related to the agreement was $24,942, $20,021, $10,191 and $6,567 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

7. LEASE COMMITMENTS AND CONTINGENCIES:

     As of December 31, 1998, the Company leased an office and warehouse facility under terms of operating leases with a partnership in which a stockholder of the Company is a general partner. During 1997, the office and warehouse facility were sold to a limited liability partnership in which a majority of the limited partners are stockholders of the Company. In connection with the purchase of the property, the limited liability partnership executed promissory notes in favor of a bank and a stockholder of the Company. The Company has guaranteed payments due under these notes. As of June 30, 1999, the balances of the notes payable to the bank and the stockholder were approximately $872,000 and $1.3 million, respectively.

     In the first quarter of 1999, the Company extended these lease agreements through December 2002. The extended agreements provide for options to extend the leases for two additional three-year terms at the option of the Company. The Company also leases office space from nonaffiliated entities under operating lease agreements that expire at various dates through 2000. The Company also leases office and manufacturing facilities, along with office equipment, for DCSI under operating leases which expire at various dates through 2001. In addition to minimum rents, the leases require the Company to pay certain operating costs of the lessor.

     As of December 31, 1998, future minimum lease payments due under noncancellable operating leases are as follows:

                                                                RELATED
                         YEAR ENDED                              PARTY       OTHER       TOTAL
                         ----------                             -------      -----       -----
   1999.....................................................    $151,464    $123,601    $275,065
   2000.....................................................     156,008     100,868     256,876
   2001.....................................................     156,008       1,020     157,028
   2002.....................................................     156,008                 156,008
                                                                --------    --------    --------
                                                                $619,488    $225,489    $844,977
                                                                ========    ========    ========

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     Total rent expense, including certain lessor operating costs charged to the Company, is as follows:

                                                                                    SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31               JUNE 30,
                                              --------------------------------    --------------------
                                                1996        1997        1998        1998        1999
                                                ----        ----        ----        ----        ----
Related party.............................    $128,573    $197,363    $233,254    $ 83,248    $ 94,932
Other.....................................      90,361     119,620     219,494      68,973     183,163
                                              --------    --------    --------    --------    --------
                                              $218,934    $316,983    $452,748    $152,221    $278,095
                                              ========    ========    ========    ========    ========

8. EMPLOYEE BENEFIT PLAN:

     The Company has a defined contribution retirement plan for eligible employees. Employees may contribute up to 10% of their pretax compensation to the 401(k) portion of the plan. The Company is required to match 50% of an employee's contribution up to the first 6% of an employee's eligible compensation. The cost of the Company's contributions to the 401(k) portion of the plan for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, was $97,350, $126,404, $157,866, $93,769
and $152,391, respectively.

     At the discretion of the Board of Directors, the Company may also make profit sharing contributions to the plan, to the extent permitted by the Internal Revenue Code. The cost of the Company's profit sharing contributions to the plan for the years ended December 31, 1996, 1997, 1998 and for the six months ended June 30, 1999, was $156,500, $164,350, $311,000 and $189,957,
respectively. The Company did not make any profit sharing contributions as of June 30, 1998.

     As of December 31, 1998, the Company also maintained the defined contribution retirement plan of DCSI. In the first quarter of 1999, the DCSI plan was merged into the Company's plan. The cost of the Company's contributions to the DCSI plan for the period from July 15 through December 31, 1998 was $1,007.

9. COMMON STOCK BUY-SELL AGREEMENT:

     The Company and all of its stockholders have entered into Stock Purchase Agreements (the "Agreements") that restrict the right of each stockholder to dispose of or encumber any shares of the Company's common stock and dictates terms for transfer of the shares. Upon the death, disability or termination of employment, each stockholder is required to put his or her shares to the Company, and the Company is obligated to purchase all shares owned by that stockholder at a price determined pursuant to terms of the Agreements. In connection therewith, the value of the common stock subject to put options has been accreted to the value determined according to terms of the Agreements. Effective November 1, 1996, one of the Agreements was amended to allow a retired stockholder to retain his shares until either he or his legal representative require the Company to purchase his shares, or until his death.

     Effective February 28, 1999, the Company redeemed 1,095,720 shares held by a former stockholder under terms of the Agreements. Pursuant to the terms of the Agreements, the Company has issued a $3,019,914 note payable to this former stockholder. The note provides for interest on the outstanding balance at the prime rate beginning August 28, 1999. A principal payment of $905,974 is due on August 28, 1999 with the remaining principal balance due in three installments of $704,647 plus any accrued interest on February 28, 2000, 2001 and 2002.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     In connection with the Offering and pursuant to accounting rules and regulations applicable to public companies, the Company has adjusted its financial statements to reclassify the carrying value of common stock pursuant to the Agreements out of stockholders' equity. The effect of this adjustment was to increase the carrying value of common stock subject to the put options, and decrease stockholders' equity by $9,338,605, $13,873,980, $19,059,410 and
$21,418,562 as of December 31, 1996, 1997, 1998 and June 30, 1999, respectively.
The Company's earnings available to common stockholders is the same as the Company's net income because the accretion of the common stock to its put option value results from the same put option terms for all common stockholders. Accordingly, the accretion of the common stock to its put option value is allocable to all of the Company's common stockholders.

     As of June 30, 1999, the Company is the owner and beneficiary of term life insurance policies with face values ranging from approximately $3.0 million to $17.9 million insuring four of its stockholders. The Company is also the owner and beneficiary of disability insurance policies with coverage ranging from $105,000 to $4.0 million insuring four of its stockholders. Any proceeds from these life and disability insurance policies, prior to completion of the Offering, would be used to fund at least a portion of the Company's obligations under the Agreements in the event of death or disability.

     The Company is also the owner and beneficiary of two life insurance policies with a combined face value of $1.0 million insuring the life of the retired stockholder. The cash surrender value of these policies was $25,547, $28,196 and $35,653 as of December 31, 1997, and 1998 and June 30, 1999,
respectively, and is included in other assets on the consolidated balance sheet.

10. SUPPLEMENTAL CASH FLOW INFORMATION:

     The following provides supplemental information concerning the statements of cash flows:

                                                                                            SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                         JUNE 30,
                                       ------------------------------------------      --------------------------
                                          1996            1997            1998            1998            1999
                                          ----            ----            ----            ----            ----
Cash paid for interest...........      $  286,745      $  327,496      $  295,044      $  100,709      $  169,645
Cash paid for taxes..............                                         549,400                          62,312
Significant noncash financing and
  investing transactions:
Stock issued to purchase DCSI....                                       2,000,000
Repurchase of stock in exchange
  for note.......................                                                                       3,019,914

11. RECAPITALIZATION:

     The Company is contemplating an initial public offering of 2,600,000 shares of its common stock (the "Offering"). In connection therewith, on June 1, 1998, the Company's Board of Directors and stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000 and change the par value of the common stock to $0.001. Pursuant to the Company's amended Certificate of Incorporation, all such authorized shares are deemed to be common stock until otherwise designated by the Board of Directors. Also on June 1, 1998, the Company's Board of Directors and stockholders authorized a 690-for-1 stock split of its common stock. The stock split has been retroactively reflected in the accompanying financial statements.

     In connection with the Offering, the Company has reserved an aggregate of 1,350,000 shares of common stock for issuance pursuant to the Company's Incentive Compensation Plan. The terms of the plan allow for a

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

variety of awards including stock options, stock appreciation rights, restricted stock, performance shares, performance units, cash-based awards, phantom shares and other share-based awards as determined by the Company's Compensation Committee (the Committee). Also, in connection with the Offering, the Company has reserved 250,000 shares of common stock for issuance pursuant to the Company's Employee Stock Purchase Plan. Under terms of the Employee Stock Purchase Plan, eligible employees will be granted an option to purchase a designated number of shares of common stock at a purchase price determined by the Committee, but at no less than 85% of the lower of the market price on the first or last day of the purchase period.

     The Company's Board of Directors has authorized the grant to each of four directors of options to purchase 9,000 shares of the Company's common stock, coincident with the closing of the Company's initial public offering. Such options, authorized under the Incentive Plan, if ultimately granted, will have exercise prices equal to the initial public offering price per share, vest upon their grant and will expire 10 years after the date of the Board's authorization of the option grants.

     The Company's Board of Directors has also authorized the grant to employees of options to purchase 711,300 shares of the Company's common stock, coincident with the closing of the Company's initial public offering. Such options, authorized under the Incentive Plan, if ultimately granted, will have exercise prices equal to the initial public price per share, and will vest 25% annually and expire 10 years after the date of the Board's authorization of the option grants.

12. BUSINESS ACQUISITION:

     On July 15, 1998, the Company acquired DCSI, a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data storage solutions principally for end-users located in the Southeastern portion of the United States. In addition to its Marietta headquarters, DCSI had field sales offices in Herndon, Virginia, Charlotte, North Carolina, and Melbourne and Tampa, Florida.

     Under terms of the acquisition, the Company acquired all of DCSI's capital stock in exchange for $2 million cash and 200,000 shares of the Company's common stock, with a negotiated fair value of $2 million. In order to maintain the fair value of the common stock at $2 million, the number of shares is subject to adjustment: (i) in the event that the Company does not complete its initial public offering or (ii) if the completed initial public offering price is less than $10.00 per share. Such adjustment in the number of shares issued, if any, would be reflected in stockholders' equity but would not affect the originally recorded cost of the DCSI acquisition. Under terms of the acquisition, certain DCSI employees were also paid an aggregate of $500,000 under noncompetition agreements.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed. The results of operations of DCSI have been included with the operating results of the Company beginning on July 15, 1998.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The following table presents the purchase price allocation of the acquired, identifiable intangible assets of DCSI:

Cash and fair value of Company's common stock issued........    $4,000,000
Direct acquisition costs....................................       677,324
DCSI liabilities assumed....................................     3,960,128
                                                                ----------
  Total purchase price......................................    $8,637,452
                                                                ==========
Estimated fair value of tangible assets acquired............    $5,153,888
Estimated fair value of identifiable intangible assets......     1,640,000
Goodwill....................................................     2,455,284
Deferred tax liabilities related to identifiable
  intangibles...............................................      (611,720)
                                                                ----------
                                                                $8,637,452
                                                                ==========

     The purchase price allocated to intangible assets and goodwill and their respective amortization periods are as follows:

                                                     ALLOCATION   ESTIMATED LIFE
                                                     ----------   --------------
Customer base......................................  $  700,000      5 years
Assembled workforce................................     490,000      5 years
Trademark and tradename............................     450,000      7 years
Goodwill...........................................   2,455,284      7 years

     The $500,000 cost of noncompetition agreements has been capitalized and will be amortized on a straight-line basis over their underlying three-year terms.

     The following unaudited pro forma condensed results of operations have been prepared to give effect to the acquisition of DCSI as if the acquisition occurred as of the beginning of the years presented:

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                   1997           1998
                                                                   ----           ----
Net sales...................................................    $83,078,070    $97,130,997
Net income..................................................    $ 5,563,562    $ 6,934,262
Net income per share, basic and diluted.....................    $      0.78    $      0.98

     The unaudited pro forma condensed results of operations are not necessarily indicative of results that would have occurred had the acquisitions been in effect for the periods presented, nor are they necessarily indicative of the results that will be obtained in the future.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Direct Connect Systems, Inc.:

     In our opinion, the accompanying balance sheet and the related statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Direct Connect Systems, Inc. at December 31, 1997, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
July 20, 1998

                          DIRECT CONNECT SYSTEMS, INC.
                                 BALANCE SHEET
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                  ASSETS
Current assets:
  Cash......................................................    $   38,270
  Accounts receivable, net..................................     3,422,382
  Inventories...............................................     1,149,724
  Prepaid expenses..........................................        43,434
  Deferred income taxes.....................................        50,917
                                                                ----------
     Total current assets...................................     4,704,727
Property and equipment, net.................................       252,262
Other assets................................................        48,377
                                                                ----------

Total assets................................................    $5,005,366
                                                                ==========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Excess of outstanding checks over bank balance............    $  685,415
  Line of credit............................................       484,643
  Current portion of long-term debt.........................        30,471
  Account payable...........................................     2,539,169
  Accrued expenses..........................................       179,995
  Income taxes payable......................................       133,695
  Deferred revenue..........................................        88,274
                                                                ----------
     Total current liabilities..............................     4,141,662
Long-term debt..............................................       211,385
Deferred income taxes.......................................        24,691
                                                                ----------
     Total liabilities......................................     4,377,738
                                                                ----------
Commitments and contingencies
Stockholders' equity:
  Common stock ($.01 par value, 100,000 shares authorized,
     1,000 shares issued and outstanding)...................            10
  Additional paid-in capital................................        33,345
  Retained earnings.........................................       594,273
                                                                ----------
     Total stockholders' equity.............................       627,628
                                                                ----------
     Total liabilities and stockholders' equity.............    $5,005,366
                                                                ==========

   The accompanying notes are an integral part of these financial statements.

                          DIRECT CONNECT SYSTEMS, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS

                                                             YEAR ENDED         SIX MONTHS ENDED
                                                            DECEMBER 31,            JUNE 30,
                                                            ------------    ------------------------
                                                                1997           1997          1998
                                                                ----           ----          ----
                                                                                  (UNAUDITED)
Net sales...............................................    $11,822,771     $4,576,078    $8,910,280
Cost of sales...........................................      8,378,209      3,146,106     6,099,260
                                                            -----------     ----------    ----------
     Gross profit.......................................      3,444,562      1,429,972     2,811,020
                                                            -----------     ----------    ----------
Operating expenses:
  Sales and marketing...................................      1,509,069        639,944     1,024,432
  General and administrative............................      1,231,869        534,963       791,659
                                                            -----------     ----------    ----------
     Operating income...................................        703,624        255,065       994,929
                                                            -----------     ----------    ----------
Interest expense, net...................................        (90,438)        44,489        63,475
     Income before income tax expense...................        613,186        210,576       931,454
Income tax expense:
  Current...............................................        252,542        124,956       405,544
  Deferred..............................................         (1,960)       (38,903)      (27,174)
                                                            -----------     ----------    ----------
                                                                250,582         86,053       378,370
                                                            -----------     ----------    ----------
Net income..............................................        362,604        124,523       553,084
Retained earnings, beginning of period..................        231,669        231,669       594,273
                                                            -----------     ----------    ----------
Retained earnings, end of period........................    $   594,273     $  356,192    $1,147,357
                                                            ===========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          DIRECT CONNECT SYSTEMS, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                             YEAR ENDED         SIX MONTHS ENDED
                                                            DECEMBER 31,            JUNE 30,
                                                            ------------    ------------------------
                                                                1997          1997          1998
                                                                ----          ----          ----
                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income............................................    $   362,604     $ 124,523    $   553,084
  Adjustments to reconcile net income to net cash (used
     in) provided by operating activities:
     Depreciation.......................................         55,924        16,800         36,000
     Deferred taxes.....................................         (1,960)      (38,903)       (27,174)
     Provision for doubtful accounts....................         24,000        12,000
     Change in assets and liabilities:
       Accounts receivable..............................     (2,016,241)     (411,761)       170,629
       Inventories......................................       (676,592)     (682,082)       286,824
       Other assets.....................................         48,227        31,544        (15,043)
       Accounts payable.................................      1,666,393       645,436     (1,445,884)
       Accrued liabilities and deferred revenue.........        (29,552)      (19,165)       525,136
                                                            -----------     ---------    -----------
          Net cash (used in) provided by operating
            activities..................................       (567,197)     (321,608)        83,572
                                                            -----------     ---------    -----------
Cash flows from investing activities:
  Purchase of property and equipment....................       (112,224)      (37,103)       (62,753)
                                                            -----------     ---------    -----------
          Net cash used in investing activities.........       (112,224)      (37,103)       (62,753)
                                                            -----------     ---------    -----------
Cash flows from financing activities:
  Excess of outstanding checks over bank balance........        685,415       115,859        207,254
  Bank line of credit net borrowings -- repayments......        (39,829)      333,742         97,157
  Capital lease borrowings..............................                                      30,806
  Principal payments on long-term debt..................        (61,985)      (23,763)      (210,086)
                                                            -----------     ---------    -----------
          Net cash provided by financing activities.....        583,601       425,838        125,131
                                                            -----------     ---------    -----------
Increase (decrease) in cash.............................        (95,820)       67,127        145,950
Cash at beginning of period.............................        134,090       134,090         38,270
                                                            -----------     ---------    -----------
Cash at end of period...................................    $    38,270     $ 201,217    $   184,220
                                                            ===========     =========    ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...........................................    $   118,075     $  54,631    $    63,620
     Income taxes.......................................    $   100,000     $ 184,916    $   152,542
Supplemental schedule of noncash investing and financing
  activities:
  Equipment purchases financed with leases and notes
     payable............................................    $    10,350     $            $    30,806

   The accompanying notes are an integral part of these financial statements.

                          DIRECT CONNECT SYSTEMS, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

     Direct Connect Systems, Inc. (the "Company") custom designs, installs and services high performance data storage units for end-users. The Company also provides storage management software solutions, consulting services and maintenance and extended warranty contracts.

     In July 1998, the Company and its stockholders entered into a definitive agreement with Datalink Corporation ("Datalink"), pursuant to which all outstanding shares of the Company's common stock were exchanged for cash and shares of Datalink common stock.

     INTERIM FINANCIAL STATEMENTS:

     The financial statements for the six months ended June 30, 1997 and 1998 are unaudited. In the opinion of management, this financial information has been prepared on the same basis as the audited information and includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth herein. The results of operations for the six months ended June 30, 1998, are not necessarily indicative of the results to be expected for the full year.

     REVENUE RECOGNITION:

     The Company recognizes product revenue as its products are shipped. Software solution and consulting service revenue is recognized as such services are rendered. Revenues, net of related costs, from extended warranty and maintenance contracts are recognized over the period of the contracts, with the unearned portions being recognized as deferred revenue. These are primarily one-year contracts. Revenues and expenses related to sales of maintenance contracts fulfilled by third parties are recognized upon execution of the contracts.

     INVENTORIES:

     Inventories, principally consisting of data storage products and components are valued at the lower of cost or market with the cost determined on a first-in, first-out (FIFO) method.

     PROPERTY AND EQUIPMENT:

     Property and equipment are stated at cost and depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of estimated useful lives or lease term.

     Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of income.

     ADVERTISING EXPENSE:

     The Company charges to expense all advertising costs as incurred. Advertising expense for the year ended December 31, 1997 was $133,356.

     INCOME TAXES:

     Deferred income tax liabilities and assets are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                          DIRECT CONNECT SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

     MANAGEMENT ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowance for doubtful accounts receivable and the estimated useful lives of property and equipment.

2. BALANCE SHEET INFORMATION:

     Accounts receivable as of December 31, 1997 consisted of:

  Accounts receivable.......................................    $3,470,614
  Less allowance for doubtful accounts......................        48,232
                                                                ----------
                                                                $3,422,382
                                                                ==========

     Inventories as of December 31, 1997 consisted of:

  Raw materials.............................................    $1,056,021
  Work in process...........................................        93,703
                                                                ----------
                                                                $1,149,724
                                                                ==========

     Property and equipment as of December 31, 1997 consisted of:

                                                                ESTIMATED
                                                                 USEFUL
                                                                  LIFE
                                                                ---------
Office equipment and software...............................       3-7       $244,514
Automobile..................................................         5         57,676
Furniture and fixtures and leasehold improvements...........      7-10         53,688
                                                                             --------
                                                                              355,878
Less accumulated depreciation...............................                  103,616
                                                                             ========
                                                                             $252,262
                                                                             ========

3. BANK LINE OF CREDIT:

     The Company has up to a $1.5 million line of credit, which requires monthly interest payments at the rate of prime plus 1 3/4% (10.25% at December 31, 1997), based upon levels of eligible accounts receivable, and is collateralized by accounts receivable, inventories, property and equipment and life insurance policies on the lives of certain corporate officers. The shareholders have personally guaranteed this debt. This agreement, as amended, expires in April 1999. The agreement has certain financial covenants, including maintenance of certain levels of accounts receivable and other account balances. Shareholder loans payable are subordinated to borrowings under the line of credit.

                          DIRECT CONNECT SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

4. LONG-TERM DEBT:

     Long-term debt as of December 31, 1997 consisted of:

Loans payable to shareholders, unsecured requiring interest
  at 10%, payable annually and maturing on April 30,
  1999......................................................    $196,543
Other notes payable.........................................      45,313
                                                                --------
                                                                 241,856
Less current portion........................................      30,471
                                                                --------
                                                                $211,385
                                                                ========

     Future maturities of long-term debt as of December 31, 1997, are as follows:

Year
1998........................................................    $ 30,471
1999........................................................     206,588
2000........................................................       4,797
                                                                --------
                                                                $241,856
                                                                ========

5. COMMITMENTS:

     The Company leases office facilities under operating leases. Rent expense was $78,532 for 1997. Future minimum lease payments for such leases are as follows as of December 31, 1997:

1998........................................................    $ 72,705
1999........................................................      74,925
2000........................................................      57,443
                                                                --------
                                                                $205,073
                                                                ========

6. RETIREMENT PLANS:

     The Company provides a qualified 401(k) defined contribution and profit sharing plan for all full-time employees. There is no Company matching requirement in this plan.

7. INCOME TAXES:

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 1997 are as follows:

Deferred tax assets:
Allowance for doubtful accounts.............................    $ 17,990
Deferred revenue............................................      32,927
                                                                --------
                                                                  50,917
Deferred tax liabilities:
Depreciation and other property and equipment basis
  differences...............................................      24,691
                                                                --------
Net deferred tax asset......................................    $ 26,226
                                                                ========

8. CONCENTRATIONS:

     Sales to one customer in 1997 represented 18% of total revenues and 21% of the December 31, 1997 accounts receivable balance.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

  Inside back cover: Map of United States showing the Company's Current Sales
                                  Territories.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     1
RISK FACTORS..........................     6
USE OF PROCEEDS.......................    12
TERMINATION OF S CORPORATION
  STATUS AND PUT OPTION AND
  DIVIDEND POLICY.....................    13
CAPITALIZATION........................    14
DILUTION..............................    16
SELECTED HISTORICAL FINANCIAL DATA....    17
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    19
BUSINESS..............................    26
MANAGEMENT............................    35
CERTAIN TRANSACTIONS..................    39
PRINCIPAL STOCKHOLDERS................    41
DESCRIPTION OF CAPITAL STOCK..........    42
SHARES ELIGIBLE FOR FUTURE SALE.......    43
UNDERWRITING..........................    44
LEGAL MATTERS.........................    45
EXPERTS...............................    45
CHANGE IN ACCOUNTANTS.................    46
ADDITIONAL INFORMATION................    46
GLOSSARY..............................    47
INDEX TO FINANCIAL STATEMENTS.........   F-1

                            ------------------------
     UNTIL AUGUST 31, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                2,600,000 Shares
                                 DATALINK LOGO

                                  Common Stock

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                            Needham & Company, Inc.

                                Cruttenden Roth
                                  Incorporated
                          John G. Kinnard and Company,
                                  Incorporated

                                  -----------

                                 August 6, 1999

------------------------------------------------------
------------------------------------------------------